CASTLIGHT HEALTH, INC. SC TO-T

Exhibit 99(a)(1)(a)

Offer to Purchase for Cash
All Outstanding Shares of
Class A Common Stock and Class B Common Stock
of

CASTLIGHT HEALTH, INC.
at
$2.05 Net Per Share
by
CARBON MERGER SUB, INC.,
a wholly owned subsidiary of
VERA WHOLE HEALTH, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 16, 2022,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of January 4, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Vera Whole Health, Inc., a Delaware corporation (“Parent”), Carbon Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Castlight Health, Inc., a Delaware corporation (“Castlight”). Purchaser is offering to purchase all of the issued and outstanding shares of Castlight’s Class A Common Stock, par value $0.0001 per share (the “Class A Shares”) and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), at a price of $2.05 per Share, net to the seller, in cash, without interest and subject to any required tax withholdings (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”) and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Castlight (the “Merger”), with Castlight continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding that is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time (defined below) (other than (i) Shares owned directly or indirectly by Parent or Purchaser, (ii) Shares held by Castlight as treasury stock immediately prior to the Effective Time ((i) and (ii), collectively “Company Owned Shares”), and Shares owned by a holder who has properly demanded appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and who has not effectively withdrawn such demand (“Dissenting Shares”)) will, at the Effective Time, be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholdings. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”

On January 4, 2022, the board of directors of Castlight (the “Castlight Board”) unanimously (i) determined the Transactions are fair to and in the best interests of Castlight and its stockholders, (ii) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the stockholders of Castlight accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Tender Condition (as defined below) and other conditions described in Section 15 – “Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied or if any of the other conditions of the Offer are not satisfied upon expiration of the Offer (taking into account any extensions thereof as permitted by the Merger Agreement), then (i) neither the Offer nor the Merger will be consummated and (ii) Castlight’s stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (800) 591-8263

castlight@dfking.com

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. (“D.F. King”), acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase, which will be furnished promptly at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vera Whole Health, Inc., a Delaware corporation (“Parent”), is offering to purchase (i) all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”) and (ii) all of the issued and outstanding shares of the Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and together with the Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a price per share of $2.05, net to the seller, in cash, without interest and subject to any required tax withholdings, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of Castlight, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Castlight contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Castlight or has been taken from or is based upon publicly available documents or records of Castlight on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Castlight provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought

All of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”) and (ii) all of the issued and outstanding shares of Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”).

Price Offered Per Share	$2.05, per Share, net to the seller, in cash, without interest and subject to any required tax withholdings.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on February 16, 2022 (“Offer Expiration Time”), unless the Offer is extended or terminated. See Section 1 – “Terms of the Offer.”

Purchaser

Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vera Whole Health, Inc. (“Parent”), a Delaware corporation. Certain investment funds (the “CD&R Funds”) advised by Clayton, Dubilier & Rice, LLC (“CD&R”) are beneficial owners of and control Parent.

Castlight’s Board of Directors’ Recommendation	The board of directors of Castlight (the “Castlight Board”) unanimously recommends that the stockholders of Castlight tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser is offering to purchase all of the issued and outstanding Shares. Purchaser is a Delaware corporation and wholly owned subsidiary of Parent which was formed for the sole purpose of making the Offer and completing the process by which Castlight will become a subsidiary of Parent through the merger of Purchaser with and into Castlight (the “Merger”). Parent is controlled by the CD&R Funds, which are advised by CD&R. See the “Introduction,” Section 8 – “Certain Information Concerning Parent and Purchaser” and Schedule I – “Directors and Executive Officers of Purchaser, Parent, Clayton, Dubilier & Rice, LLC and Controlling Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 – “Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $2.05 per Share, net to you, in cash, without interest and subject to any required tax withholdings. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and Castlight on January 4, 2022 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)that the number of Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares (such condition, the “Minimum Tender Condition”);

(ii)the accuracy of Castlight’s representations and warranties contained in the Merger Agreement (subject to certain materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements,” “Material Adverse Effect”) qualifiers) (as described in Section 11 – “The Merger Agreement; Other Agreements”) (such condition, the “Representations Condition”);

(iii)Castlight will have performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by it on or prior to the Expiration Time (such condition, the “Covenants Condition”);

(iv)no Company Material Adverse Effect will have occurred since the date of the Merger Agreement that is continuing (such condition, the “MAE Condition”);

(v)Purchaser and Parent will have received a certificate of Castlight and its subsidiaries (the “Company Group”), validly executed for and on behalf of Castlight by a duly authorized executive officer thereof, certifying that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied (such condition, the “Compliance Certificate Condition”);

(vi)no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition (a “Legal Restraint”) preventing the consummation of the Offer or the Merger will be in effect, nor will any action have been taken by any Governmental Authority (as defined in the Merger Agreement) of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Offer or the Merger (such condition, the “No Order Condition”);

(vii)any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Transactions shall have expired or been earlier terminated (such condition, the “Required Approvals Condition”); and

(viii)the Merger Agreement shall not have been terminated in accordance with its terms (such condition, the “Termination Condition”).

See Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $338 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the Closing (as defined in the Merger Agreement) of the Transactions (the “Transaction Uses”). CD&R Fund XI has provided to Purchaser an equity commitment equal to $338 million (the “Equity Financing”). The proceeds of the Equity Financing, together with Parent and Castlight’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Equity Financing is subject to the satisfaction of various customary conditions set forth in the Equity Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•the consideration offered in the Offer consists solely of cash;

•the Offer is being made for all issued and outstanding Shares;

•if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger (the “Per Share Price”);

•the Offer is not subject to any financing condition; and

•we have all of the financial resources, including committed equity financing, sufficient to finance the Offer and the Merger.

See Section 9 – “Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in Castlight. If the Offer is consummated, as promptly as practicable after consummation of the Offer, Purchaser will merge with and into Castlight, with Castlight as the Surviving Corporation. See Section 12 – “Purpose of the Offer; Plans for Castlight.”

What does the Castlight Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by Castlight’s Board. Castlight’s Board has unanimously:

•determined that the Merger Agreement and the Transactions are fair to and in the best interests of Castlight and Castlight’s stockholders;

•declared it advisable to enter into the Merger Agreement;

•authorized and approved the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; and

•resolved to recommend that the stockholders of Castlight’s accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Castlight’s Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Castlight’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of Castlight promptly hereafter. See the “Introduction” and Section 10 – “Background of the Offer; Past Contacts or Negotiations with Castlight.”

Has the Castlight Board received a fairness opinion in connection with the Offer and the Merger?

Yes. William Blair & Company, L.L.C. (“William Blair”), the financial advisor to Castlight, delivered an oral opinion to the Castlight Board, which was subsequently confirmed by delivery of a written opinion dated January 4, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of Castlight (other than Company Owned Shares and Dissenting Shares) was fair, from a financial point of view, to such holders. The full text of William Blair’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Schedule 14D-9. William Blair’s opinion was provided for the benefit of the Castlight Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Offer Expiration Time. The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on February 16, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two NYSE (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and Castlight’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•we will extend the Offer for any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price), in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO with respect to the Offer (together with any exhibits, supplements or amendments thereto, the “Offer Documents”); and

•if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, we will extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days per extension (or such longer period as Castlight and Parent may agree in writing), to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Condition (other than any Offer Conditions that by their nature are to be satisfied at the Expiration Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than twenty (20) business days; provided, further, that in no event will Purchaser be required to extend the Offer beyond the earlier of (i) 11:59 p.m., Pacific time, on July 3, 2022 (the “Termination Date”), which Termination Date shall automatically be extended to September 1, 2022 (the “Extended Termination Date”) if the Closing shall not have occurred prior to the Termination Date and all the conditions to Closing (other than conditions that (1) any waiting period under the HSR Act applicable to the Transactions shall have been terminated or expired, and any date before which each of the parties have committed in writing to the FTC, the DOJ, or any other governmental authority not to close the Transactions shall have passed (the “Required Approvals Merger Condition”), and (2) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition (a “Legal Restraint”) preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger (the “No Order Merger Condition”)) and those conditions that by their nature are to be satisfied at the Offer Expiration Time) shall have been satisfied or waived, or (ii) the valid termination of the Merger Agreement.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 – “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent (as defined below) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Castlight’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a duly completed and validly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires.

See the Letter of Transmittal and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Offer Expiration Time and, if not previously accepted for payment, at any time after March 20, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Offer Expiration Time to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, if the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Castlight. See Section 12 – “Purpose of the Offer; Plans for Castlight.”

If the Offer is successfully completed, will Castlight continue as a public company?

No. If the Minimum Tender Condition has been satisfied, and the other Offer Conditions are satisfied or waived, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Castlight will be required in connection with the Merger. If the Merger takes place, Castlight will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, the Class B Shares will no longer be eligible to be traded on NYSE or any other securities exchange, there will not be a public trading market for the common stock of Castlight, and Castlight will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13 – “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. Neither we nor Castlight is under any obligation to pursue or consummate the Merger if the Offer is not consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17 – “Appraisal Rights”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, subject to any required tax withholdings and without interest.

Subject to the satisfaction of the Required Approvals Merger Condition and the No Order Merger Condition, if the Minimum Tender Condition and the other Offer Conditions are satisfied, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Castlight will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12 – “Purpose of the Offer; Plans for Castlight.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof as permitted by the Merger Agreement), then (i) neither the Offer nor the Merger will be consummated and (ii) Castlight’s stockholders will not receive the Offer Price or Per Share Price pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

On January 4, 2022, the last full trading day before Parent and Castlight announced that they had entered into the Merger Agreement, the closing price of the Shares reported on NYSE was $1.64 per Share; therefore, the Offer Price of $2.05 per Share represents a premium of (i) approximately 25% over such price and (ii) a premium of approximately 35% to the volume-weighted average price of the Shares on NYSE over the thirty trading day period ended on January 4, 2022. On January 18, 2022, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on NYSE was $2.03 per Share.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Entities affiliated (i) with Maverick Capital Ltd. (“Maverick”) and (ii) with Venrock (“Venrock” and, collectively, the “Supporting Stockholders”), solely in their capacities as stockholders of Castlight, have entered into Tender and Support Agreements (the “Tender and Support Agreements”) that, among other things, requires the Supporting Stockholders to tender of all of their Shares in the Offer and not to: (a) (i) transfer any of their Shares; or (ii) take any action that would materially restrict or prevent the performance of the Supporting Stockholder’s obligations under the Tender and Support Agreements, excluding any involuntary bankruptcy filing; (b) exercise any appraisal rights with respect to the Offer or the Merger; or (c) commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent or Purchaser, Castlight or any of their respective affiliates, any of their respective successors or the directors or officers of any of the foregoing, in each case relating to the Transactions. As of January 4, 2022, (the date the Tender and Support Agreements were executed), the Supporting Stockholders collectively beneficially own approximately 18% of the outstanding Shares. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements. For more information related to the agreement entered into by such Supporting Stockholders, see Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement”.

Other than the foregoing, none of the stockholders of Castlight have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. Castlight has informed us that, as of January 12, 2022, the executive officers and directors of Castlight beneficially owned, directly or indirectly (excluding, with respect to Dr. Bryan Roberts, Shares beneficially owned indirectly through Venrock), in the aggregate, 5,295,400 Shares (excluding any option to purchase Shares granted under any of the Company Equity Plans (as defined below), any award of restricted stock units granted under any of the Company Equity Plans or any award of performance-based restricted stock units granted under any of the Company

Equity Plans (collectively, the “Castlight Equity Awards”)) and that, to the best of Castlight’s knowledge, each executive officer and director of Castlight who owns Shares presently intends to tender in the Offer all Shares that he or she owns. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions are satisfied or, to the extent permitted, waived, and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $2.05 in cash without interest and subject to any required tax withholdings, promptly following the Acceptance Time. See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding options to purchase Shares. Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each option to purchase Shares granted under the Castlight Health, Inc. 2008 Stock Incentive Plan, the Jiff Inc. 2010 Stock Plan and the Castlight Health, Inc. 2014 Equity Incentive Plan (collectively, the “Company Stock Plans”) or under that certain option award agreement between Castlight and Vijay Anand, dated September 3, 2020 (each such option, a “Stock Option”) that is vested, outstanding and unexercised immediately prior to the Effective Time, and that has an exercise price per Share underlying such Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Stock Option (or any part thereof), a “Vested In-the-Money Stock Option”) will be cancelled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such Vested In-the-Money Stock Option by (B) the number of Shares subject to such Vested In-the-Money Stock Option, subject to any required tax withholdings. Each Stock Option that has an Option Exercise Price that is less than the Merger Consideration that is not a Vested In-the-Money Stock Option (each such Stock Option (or any part thereof), an “Unvested In-the-Money Stock Option”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested In-the-Money Stock Option immediately prior to the Effective Time, equal to the product of (A) the excess of the Merger Consideration over the Option Exercise Price of such Unvested In-the-Money Stock Option by (B) the number of Shares subject to such Unvested In-the-Money Stock Option, subject to any required tax withholdings. Each Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be cancelled without payment. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under the Stock Plans or under that certain restricted stock unit award agreement between Castlight and Vijay Anand, dated September 3, 2020, that are subject to vesting conditions based solely on continued employment or service to Castlight or its subsidiaries (each, a “Company RSU”). As of immediately prior to the Effective Time, each Company RSU that is then-outstanding and unvested and held by a non-employee director of the Company shall become immediately vested in full. Pursuant to the Merger Agreement, each Company RSU (or any part thereof) that is vested and outstanding immediately prior to the Effective Time (each, a “Vested Company RSU”) shall be cancelled and converted into the right to receive an amount in cash determined by multiplying (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Vested Company RSU, subject to any required tax withholdings. Each Company RSU (or any part thereof) that is not a Vested Company RSU (each such Company RSU, an “Unvested Company RSU”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested Company RSU immediately prior to the Effective Time, equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Unvested Company RSU, subject to any required tax withholdings. See Section 11 – “The Merger Agreement; Other Agreements.”

What will happen to my performance stock units in the Offer and the Merger?

The Offer is made only for Shares and is not being made for any outstanding restricted stock units granted under Castlight Stock Plans that are subject to performance-based vesting conditions (each, a “Company PSU”). Pursuant to the Merger Agreement, the performance of each outstanding Company PSU will be deemed earned at 75% achievement and each Company PSU (or any part thereof) that is vested and outstanding immediately prior to the Effective Time (each, a “Vested Company PSU”) shall be cancelled and converted into the right to receive an amount in cash determined by multiplying (A) the Merger Consideration by (B) the number of Shares subject to such Vested Company PSU, subject to any required tax withholdings. Each Company PSU (or any part thereof) that is not a Vested Company PSU (each such Company PSU, an “Unvested Company PSU”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested Company PSU immediately prior to the Effective Time, equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Unvested Company PSU, subject to any required tax withholdings. See Section 11 – “The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders, banks and brokers may call D.F. King & Co., Inc. (“D.F. King”) toll-free at (800) 591-8263. D.F. King is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Carbon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vera Whole Health, Inc., a Delaware corporation (“Parent” and, together with Purchaser, the “Buyer Parties”), hereby offers to purchase for cash all issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”) and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a price of $2.05 per Share, net to the seller, in cash without interest and subject to any required tax withholdings (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Castlight has informed us that, as of January 12, 2022, the executive officers and directors of Castlight beneficially owned, directly or indirectly (excluding, with respect to Dr. Bryan Roberts, Shares beneficially owned indirectly through Venrock), in the aggregate, 5,295,400 Shares. Maverick and Venrock have agreed to tender all Shares pursuant the Tender and Support Agreements, dated as of January 4, 2022, by and among Parent, Purchaser and the stockholders party thereto (the "Tender and Support Agreements"). Other than the foregoing, none of the stockholders of Castlight have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. Castlight has informed us that, as of January 14, 2022, the executive officers and directors of Castlight beneficially owned, directly or indirectly (excluding, with respect to Dr. Bryan Roberts, Shares beneficially owned indirectly through Venrock), in the aggregate, 5,295,400 Shares (excluding any option to purchase Shares granted under any of the Company Equity Plans (as defined below), any award of restricted stock units granted under any of the Company Equity Plans or any award of performance-based restricted stock units granted under any of the Company Equity Plans (collectively, the "Company Equity Awards"). Company Equity Awards and that, to the best of Castlight’s knowledge, after reasonable inquiry, each executive officer and director of Castlight who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. The Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on February 16, 2022 (the “Offer Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 4, 2022, among Parent, Purchaser and Castlight (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as promptly as practicable after the consummation of the Offer, Purchaser will merge with and into Castlight (the “Merger”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Castlight continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Castlight stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, the Class B Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date or time as may be agreed in writing by Parent, Purchaser and Castlight and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding that is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time (other than Shares owned directly or indirectly by Parent or Purchaser, Shares held by Castlight as treasury stock immediately prior to the Effective Time (“Company Owned Shares”), and Shares owned by a holder who has properly demanded appraisal under Section 262 of the DGCL and who has not effectively withdrawn such demand (“Dissenting Shares”)) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Price”), without interest and subject to any required tax withholdings. Under no circumstances will interest on the Offer Price or Per Share Price for Shares be paid to the stockholders of Castlight, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Company Equity Awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and D.F. King & Co., Inc. (“D.F. King”), acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

On January 4, 2022, the board of directors of Castlight (the “Castlight Board”) unanimously (i) determined the Transactions are fair to and in the best interests of Castlight and its stockholders, (ii) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the stockholders of Castlight accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement. A more complete description of the Castlight Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Castlight’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act. The Schedule 14D-9 will be mailed to Castlight’s stockholders in connection with the Offer together with, or as promptly as practicable after the mailing of, this Offer to Purchase, the Letter of Transmittal and other related materials.

The Offer is not subject to any financing condition. The Offer is conditioned upon the Offer Conditions, which are the following (and are defined in Section 15 -- “Certain Conditions of the Offer”): (i) the Minimum Tender Condition; (ii) the Required Approvals Condition; (iii) the No Order Condition; (iv) the Representations Condition; (v) the Covenants Condition; (vi) the MAE Condition; (vii) the Compliance Certificate Condition; and (viii) the Termination Condition. See Section 15 – “Certain Conditions of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, Purchaser will not seek the approval of Castlight’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, Castlight, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11 – “The Merger Agreement; Other Agreements.”

No appraisal rights are available in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Per Share Price (in each case, subject to any required tax withholdings and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 – “Appraisal Rights.”

William Blair & Company, L.L.C. (“William Blair”), the financial advisor to Castlight, delivered an oral opinion to the Castlight Board, which was subsequently confirmed by delivery of a written opinion dated January 4, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Merger Consideration to be received by the stockholders of Castlight (other than Company Owned Shares and Dissenting Shares) was fair, from a financial point of view, to such holders. The full text of William Blair’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Castlight’s Schedule 14D-9. William Blair’s opinion was provided for the benefit of the Castlight Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to the holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The material United States federal income tax consequences for stockholders of Castlight that exchange Shares for cash pursuant to the Offer or the Merger are summarized in Section 5 – “Material United States Federal Income Tax Consequences.”

Parent and Purchaser have retained D.F. King to be the “Information Agent” and American Stock Transfer & Trust Company, LLC to be the “Depositary and Paying Agent” in connection with the Offer. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Co., LLC, as Depositary and Paying Agent, and D.F. King, as Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. TERMS OF THE OFFER.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15 – “Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Offer Expiration Time and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Offer Expiration Time” means one minute after 11:59 P.M., New York City time, on February 16, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Offer Expiration Time” means such later time and date to which the Offer has been extended.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer”. Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the Offer Conditions described in Section 15 – “Certain Conditions of the Offer” are not satisfied or waived. See Section 11 – “The Merger Agreement; Other Agreements – Termination”.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price and waive any Offer Condition other than the Minimum Tender Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Purchaser and Parent have agreed that without Castlight’s consent (A) Purchaser shall not decrease the Offer Price and (B) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) decreases the number of Class A Shares or Class B Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (iv) except as provided in the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, (v) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, Castlight or any stockholder or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer, or (vi) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act other than as provided in the Merger Agreement.

The Merger Agreement provides, among other things, that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Shares or any Company Equity Awards occurring on or after the date of the Merger Agreement and prior to the Effective Time.

Pursuant to the Merger Agreement, the Offer may be extended beyond the initial Offer Expiration Time, but in no event will the Offer be extended beyond the earlier of the valid termination of the Merger Agreement and the Termination Date. The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, (a) extend the Offer for any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price), in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO with respect to the Offer (together with any exhibits, supplements or amendments thereto, the “Offer Documents”), (b) if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, extend the Offer on one or more occasions, for one or more additional periods of up to ten business days each (or such longer period as Castlight and Parent may agree in writing) to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Tender Condition (other than any Offer Conditions that by their nature are to be satisfied at the Expiration Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than twenty (20) business days. See Section 11 – “The Merger Agreement; Other Agreements – Expiration and Extension of the Offer.”

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Offer Expiration Time, Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” have not been satisfied or waived. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited (without Castlight’s consent) from terminating the Offer prior to any then-scheduled Offer Expiration Time, unless the Merger Agreement has been terminated in accordance with its terms.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Offer Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the Required Approvals Merger Condition and the No Order Merger Condition, Purchaser will complete the Merger without a vote of the stockholders of Castlight to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Castlight has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Castlight’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time pursuant to the Offer. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, but subject to Castlight’s rights under the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary and Paying Agent may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Offer Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Offer Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Offer Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.such tender is made by or through an Eligible Institution;

ii.a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Offer Expiration Time.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after Acceptance Time. On and following the Offer Acceptance Time, such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment at the Offer Acceptance Time, Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Castlight’s stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for those Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary and Paying Agent. If a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain foreign persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal. If backup withholding applies and results in an overpayment of tax, a refund can generally be obtained by the stockholder timely filing a U.S. federal income tax return.

No alternative, conditional or contingent tenders will be accepted.

4. Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Offer Expiration Time and, if not previously accepted, at any time after March 20, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to United States Holders (as defined below) and non-United States Holders (as defined below) that exchange Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets (within the meaning of Section 1221 of the Code (as defined below)), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•a bank or other financial institution;

•a tax-exempt entity;

•a retirement plan or other tax-deferred account;

•a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);

•an insurance company;

•a mutual fund;

•a dealer or broker in stocks and securities, or currencies;

•a trader in securities that elects mark-to-market treatment;

•a regulated investment company;

•a real estate investment trust;

•a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•a corporation that accumulates earnings to avoid U.S. federal income tax;

•a government organization;

•a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code (as defined below));

•a person that purchases or sells Shares as part of a wash sale for tax purposes;

•persons who own or owned (actually or constructively) more than 5% of our Shares (by vote or value) at any time during the five year period ending on the date of sale (or, if applicable, the Merger);

•a person subject to the alternative minimum tax provisions of the Code (as defined below);

•a “controlled foreign corporation”;

•a “passive foreign investment company”;

•a United States expatriate and certain former citizens or long-term residents of the United States;

•any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation;

•a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement; or

•any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This summary does not address any aspect of the U.S. Medicare tax, federal estate and gift tax consequences, FATCA (by which we mean Section 1471 through 1474 of the Code, the Treasury Regulations and administrative guidance thereunder) and does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or consider any aspects of United States federal tax law other than income taxation.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. No opinion or ruling has been or will be sought regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•an individual who is a citizen or resident of the United States;

•a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such Shares exchanged therefor. A United States Holder’s adjusted tax basis in Shares will generally be equal to the cost of such Shares to the United States Holder, reduced (but not below zero) by any previous returns of capital. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion under “Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax unless:

•such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met;

•the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States); or

•the Shares constitute a United States real property interest by reason of Castlight’s status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-United States Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-United States Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-United States Holder is a corporation, whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Castlight believes that it is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Castlight were treated as a USRPHC, such treatment will not cause gain realized by a non-United States Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the non-United States Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the non-United States Holder’s holding period and (2) the Shares are regularly traded on an established securities market.

Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their receipt of cash for Shares pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.

Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting. A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Each non-United States Holder should complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING SHARES FOR CASH IN THE OFFER OR EXCHANGING SHARES FOR CASH PURSUANT TO THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES. OR OTHER LAWS.

6. Price Range of Shares; Dividends.

The Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “CLST.” The Shares have been listed on NYSE since March 2014. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on NYSE since January 1, 2020.

	High		Low
Fiscal Year Ending December 31, 2022:
First Quarter (January 1, 2022 through January 18, 2022)	$2.06	\	$1.54
Fiscal Year Ended December 31, 2021:
First Quarter (January 1, 2021 through March 31, 2021)	$2.36		$1.35
Second Quarter (April 2, 2021 through June 30, 2021)	$2.65		$1.44
Third Quarter (July 1, 2021 through September 30, 2021)	$2.71		$1.49
Fourth Quarter (October 1, 2021 through December 31, 2021)	$1.97		$1.36

	High	Low
Fiscal Year Ended December 31, 2020:
First Quarter (January 1, 2020 through March 31, 2020)	$1.63	$0.60
Second Quarter (April 1, 2020 through June 30, 2020)	$1.17	$0.61
Third Quarter (July 1, 2020 through September 30, 2020)	$1.45	$0.78
Fourth Quarter (October 1, 2020 through December 31, 2020)	$1.59	$0.77

On January 3, 2022, the last full trading day before Parent and Castlight announced that they had entered into the Merger Agreement, the closing price of the Shares reported on NYSE was $1.64 per Share; therefore, the Offer Price of $2.05 per Share represents a premium of (i) approximately 25% over such price and (ii) a premium of approximately 35% to the volume-weighted average price of the Shares on NYSE over the thirty trading day period ended on January 4, 2022. On January 18, 2022, the last full trading day prior to the commencement of this Offer, the closing price of the Shares reported on NYSE was $2.03 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Castlight has never declared or paid any cash dividends on the Shares and does not anticipate paying any cash dividends in the near future. Furthermore, the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Castlight will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of any of its capital stock.

7. Certain Information Concerning Castlight.

Except as specifically set forth herein, the information concerning Castlight contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Castlight or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Castlight’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Castlight and its business has been taken from Castlight’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and is qualified in its entirety by reference to such Annual Report on Form 10-Q.

Castlight provides health navigation solutions for large U.S. employers and health plans (“customers”) and their respective employees and members (“users”). Castlight’s offerings help individuals connect and engage with the right provider, benefit, or virtual care solution, at the right time, leveraging a combination of sophisticated technology and an expert team. Castlight’s navigation offerings have demonstrated measurable results, driving high engagement and user satisfaction, increased program utilization, steerage to the right care and provider, and lower healthcare costs for its customers and millions of users. Castlight was incorporated in the State of Delaware in January 2008. Castlight’s principal executive offices are located in San Francisco, California, and its Customer Center of Excellence is located in Sandy, Utah. In the second quarter of 2021, Castlight formed a wholly owned subsidiary in India, Castlight Health India Private Limited.

Csatlight’s principal executive offices are located at 150 Spear Street, Suite 400, San Francisco, CA 94105, and its telephone number is (415) 829-1400.

Available Information. The Class B Shares are registered under the Exchange Act. Accordingly, Castlight is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Castlight’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Castlight’s securities, any material interests of such persons in transactions with Castlight and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

Castlight’s Financial Projections. Castlight provided Parent with certain internal financial projections as described in Castlight’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Castlight’s stockholders contemporaneously with this Offer to Purchase.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation with its principal executive offices located at 1201 Second Ave, Suite 1400, Seattle, WA 98101. The telephone number of Parent is (206) 395-7870. Purchaser is a Delaware corporation with its principal executive offices located at 1201 Second Ave, Suite 1400, Seattle, WA 98101. The telephone number of Purchaser is (206) 395-7870. Parent was incorporated in Washington on April 23, 2007 under the name of “Vera Fitness, Inc.” On August 13, 2013, Parent changed its name to “Vera Whole

Health, Inc.” and subsequently converted to a Delaware corporation under the name “Vera Whole Health, Inc.” on March 30, 2017. Parent is a primary care platform in the U.S., focused on the shift to value-based care by offering sustainable solutions for employer-provided healthcare. Purchaser was formed on December 23, 2021 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing (as described below in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the Offer Acceptance Time, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Clayton, Dubilier & Rice, LLC (“CD&R”) advises of Clayton, Dubilier & Rice Fund XI, L.P. (“CD&R Fund XI”) and serves as the investment manager or portfolio manager of other investment funds. Investment and voting decisions of the CD&R Fund XI are made by an investment committee that consists of more than ten investment professionals of Clayton, Dubilier & Rice, LLC. The principal executive office address of each of CD&R and CD&R Fund XI is 375 Park Avenue, New York, New York 10152. The telephone number at the principal executive office is 212-407-5200.

The principal business of CD&R Fund XI is serving as an investment fund. The principal business of CD&R Associates XI is serving as the general partner of CD&R Fund XI. The principal business of CD&R is serving as the investment manager or portfolio manager of certain investment funds.

CD&R Fund XI has provided to Purchaser an equity commitment equal to $338 million (the “Equity Commitment Letter”), subject to the adjustments, terms and conditions set forth in the Equity Commitment Letter. See Section 9 – “Source and Amount of Funds.” We refer to Purchaser, Parent and CD&R Fund XI, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of Castlight and (ii) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons or entities referred to above has effected any transaction in Shares during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Castlight, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Castlight or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Castlight or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, Purchaser and CD&R Fund XI filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $338 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the Closing of the Transactions (the “Transaction Uses”). CD&R Fund XI has provided to Purchaser an equity commitment equal to $338 million (the “Equity Financing”). The proceeds of the Equity Financing, together with Parent and Castlight’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Equity Financing (as defined below) is subject to the satisfaction of various customary conditions set forth in the Equity Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed equity financing, sufficient to finance the Offer and the Merger.

Equity Financing.

Parent has received the Commitment Letter dated as of January 4, 2022 (the “Equity Commitment Letter”), pursuant to which CD&R Fund XI has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent an amount equal to $338 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding the Transaction Uses pursuant to and in accordance with the Merger Agreement (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing is subject to (i) the aggregate Offer Acceptance Consideration payable at the Offer Acceptance Time pursuant to the Merger Agreement, (ii) the aggregate consideration to which the holders of Company Common Stock become entitled pursuant to the Merger Agreement and (iii) the aggregate consideration which holders of Company Equity Awards become entitled pursuant to the Merger Agreement (together with such amounts in clauses (i) and (ii) the, “Merger Consideration”) (see Section 11 – “The Merger Agreement; Other Agreements”). CD&R Fund XI’s equity commitment is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy Purchaser’s obligations.

Castlight is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which are limited to, subject to the terms and conditions of the Merger Agreement, seeking specific performance of Parent’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of CD&R Fund XI to fund the Equity Financing will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the Closing and the payment by Parent of the Required Amounts (as defined in the Merger Agreement) in accordance with the Merger Agreement or (iii) the assertion in writing or filing, directly or indirectly of a claim or legal proceeding (in either case, whether at law or in equity, in tort, contract or otherwise) by Castlight or any of its affiliates or any of their respective Representatives (as defined below), in each case, by or on behalf of, and at the direction of, Castlight under or in respect of the Merger Agreement or the transactions contemplated by the Equity Commitment Letter or the Merger Agreement (including in respect of any oral representations made or alleged to have been made in connection the Equity Commitment Letter or the Merger Agreement) against Purchaser, Parent, CD&R Fund XI or Investor/Parent Affiliate (as defined in the Equity Commitment Letter), other than any claim or legal proceeding by Castlight (i) against CD&R Fund XI to enforce its obligation to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter or (ii) against Parent or Purchaser under the Merger Agreement in accordance with and subject to the terms and conditions thereof. “Representatives” means any members, managers, officers, directors, agents, attorneys or other representatives of any of the foregoing or any of their respective successors or assigns.

Blue Cross of California, a wholly-owned indirect subsidiary of Anthem, Inc. (“Blue Cross of CA”), entered into an Investment Agreement with an affiliate of Parent in connection with the execution of the Merger Agreement, pursuant to which Blue Cross of CA agreed to invest at Closing, subject to the terms and conditions of the Investment Agreement (including the closing of the transaction), $50,000,000 in such affiliate of Parent. Anthem, Inc. is Castlight’s largest customer.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Castlight.

Background of the Merger Agreement

The following is a description of significant contacts between representatives of Clayton, Dubilier & Rice, LLC (“CD&R”), Parent and Purchaser, on the one hand, and representatives of Castlight, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Castlight’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Castlight with the SEC and is being mailed to Castlight’s stockholders concurrently with this Offer to Purchase.

On May 5, 2021, Purchaser and CD&R were contacted by Maeve O’Meara, the Chief Executive Officer of Castlight, and representatives of William Blair & Company L.L.C., financial advisor to Castlight, (“William Blair”) to inquire whether Purchaser might be interested in pursuing a potential strategic transaction involving Castlight and Purchaser. On May 11, 2021, CD&R and Castlight entered into a confidentiality agreement with Castlight with respect to a potential strategic transaction involving Castlight, which confidentiality agreement contained a “standstill” which generally prohibited CD&R from making public proposals to acquire Castlight or taking similar actions (but permitted such parties to make private, non-public proposals to Ms. O’Meara or the Board) and a “fallaway” which provided that the standstill provision would no longer apply if, among other things, Castlight entered into an acquisition agreement with another party.

On May 17, 2021, members of Castlight’s senior management and representatives of William Blair held a management meeting with Purchaser and CD&R. During such meeting, members of Castlight’s senior management made a presentation regarding Castlight’s business and prospects, and responded to questions.

On May 21, 2021, Purchaser and CD&R received access to an electronic data room containing certain confidential information of Castlight including, among other things, a confidential management presentation and five-year financial forecast prepared by Castlight’s management for Castlight as a standalone company (the “Q2 2021 Projections”). Also in June 2021, Purchaser and CD&R engaged in detailed financial and business due diligence with respect to Castlight.

On June 1, 2021, Purchaser and CD&R received letters from representatives of William Blair, inviting Purchaser and CD&R to submit proposals to acquire Castlight by June 24, 2021. Also on July 9, 2021, representatives of Purchaser and CD&R met with members of Castlight’s senior management and representatives of William Blair for a management presentation.

On June 24, 2021, Purchaser sent Castlight a non-binding preliminary indication of interest to acquire all of the outstanding shares of Castlight at $2.50 to $2.75 per share.

On July 9, 2021, members of Castlight’s senior management and representatives of William Blair held a management meeting with Purchaser and CD&R. During such meeting, members of Castlight’s senior management made a presentation regarding Castlight’s business and prospects, and responded to questions.

On July 9, 2021, representatives of Purchaser and CD&R met with members of Castlight management for detailed due diligence meetings.

On July 12, 2021, Purchaser received a letter from William Blair that encouraged Purchaser to submit a revised proposal to acquire Castlight on or prior to July 29, 2021. The revised bid letter requested each party to submit a markup of a draft form of merger agreement, which was made available to Purchaser.

On July 27, 2021, a representative of CD&R informed a representative of William Blair that Purchaser would not be submitting a revised proposal for an acquisition of Castlight. The representative of CD&R indicated that while Purchaser and CD&R believed there was a strong strategic fit between Purchaser and Castlight, they had significant concerns about the future revenue trajectory of Castlight and the pro forma combined business, and were unwilling to proceed with a proposal at the price range indicated in Purchaser’s preliminary indication of interest.

On July 28, 2021, the chief executive officer of Purchaser had a discussion with Ms. O’Meara in which he reiterated the reasons that Purchaser would not be submitting a revised proposal. During this discussion, Ms. O’Meara suggested to the chief executive officer of Purchaser that she believed a compelling product offering could be developed based on the combined capabilities of Castlight and Purchaser, and that Anthem could be interested in a commercial agreement based on such a product offering, which would address the concerns expressed by a representative of CD&R.

On August 1, 2021, Ms. O’Meara spoke with a representative of CD&R to discuss the reasons that caused Purchaser to decline to submit a revised proposal. She reiterated that, as she had suggested to the chief executive officer of Purchaser on July 28, 2021, these reasons could be addressed through a commercial agreement centered on a joint product offering based on Purchaser and Castlight’s combined capabilities, and discussed the potential benefits of such an agreement.

On August 8, 2021, a representative of CD&R had a telephone call with Ms. O’Meara and again discussed her suggestion that Purchaser’s reasons that caused Purchaser to decline to submit a revised proposal could be addressed through a commercial agreement centered on a joint product offering based on Purchaser and Castlight’s combined capabilities, and outlined a possible structure for such an arrangement. During this discussion, a representative of CD&R also suggested that it would be helpful to Purchaser’s ability to proceed towards a transaction if Anthem also was able to make an equity investment in the combined company.

In addition, on August 11, 2021, a representative of CD&R spoke with representatives of William Blair and suggested that Purchaser would be interested in pursuing an acquisition of Castlight if, in connection with the acquisition, Anthem were to agree to an expanded commercial relationship with Castlight and Purchaser as suggested by Ms. O’Meara in the August 8, 2021 discussion, and if Anthem agreed to make an equity investment in the combined business.

On August 27, 2021, a representative of CD&R met with Ms. O’Meara over lunch to discuss the proposal for an expanded commercial relationship with Anthem.

On October 4, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met to resume their discussions regarding the potential for a transaction involving a combined Castlight/Purchaser service offering to Anthem, and began to discuss potential terms of such an arrangement.

Beginning on October 11, 2021, representatives of Purchaser and CD&R met with members of Castlight senior management for due diligence meetings, at which time they discussed Castlight’s business, and provided Purchaser with additional due diligence information.

On October 21, 2021, Purchaser submitted a revised non-binding proposal to Castlight to acquire all of the outstanding shares of Castlight at a price of $2.00 to $2.20 per share in cash (the “October 21 Proposal”), which letter indicated that CD&R will provide equity financing to Purchaser to fund the transaction, and further indicated that the proposal was contingent on a securing a partnership with Anthem that would leverage a combined Vera/Castlight offering.

On October 23, 2021, at the direction of Castlight, Purchaser received from representatives of William Blair a revised financial forecast for Castlight as a standalone company through 2026 (the “Q4 2021 Projections”), which was prepared by Castlight’s senior management and reflected, among other things, discussions between Castlight and Anthem after the preparation of the Q2 2021 Projections regarding the economic terms of a potential renewal of the Anthem Contract. Specifically, when compared to the Q2 2021 Projections, the Q4 2021 Projections assumed lower projected revenues from Anthem and a longer sales cycle for contracts with new health plan customers.

On October 27 and 28, 2021, Purchaser sent a detailed due diligence request lists with respect to legal, compliance, human resources, financial and other due diligence matters, following which Purchaser and its advisors met with Castlight’s senior management to discuss various due diligence matters.

On November 1, 2022, representatives of Purchaser and CD&R attended a meeting to discuss potential arrangements that could be proposed to Anthem.

On November 3, 2021, Kirkland & Ellis LLP, Purchaser’s legal counsel (“Kirkland”), met with representatives of Castlight senior management and representatives of Fenwick & West LLP, Castlight’s legal counsel (“Fenwick & West”), to discuss legal due diligence topics.

On November 4, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met in person at Anthem’s offices in Indianapolis, Indiana to discuss potential terms for a commercial agreement for the joint Primary Care Plus product.

On November 7, 2021, Purchaser received from Castlight a draft non-binding term sheet for the commercial relationship under discussion (the “Anthem Term Sheet”), which was intended to reflect the discussions between the parties to date.

In addition, on November 8, 2021, representatives of Fenwick & West and Kirkland discussed potential structures for an acquisition of Castlight by Purchaser and the process and approach for drafting a merger agreement, if Purchaser were to proceed with a transaction.

On November 29, 2021, representatives of Castlight, Anthem, Purchaser and CD&R met and further discussed proposed terms of the potential commercial relationship.

On December 5, 2021, Anthem provided Castlight and Purchaser with a revised draft of the Anthem Term Sheet. Anthem, Purchaser, CD&R and Castlight continued to negotiate the Anthem Term Sheet until January 3, 2022.

On December 7, 2021, a representative of CD&R had a telephone call with Ms. O’Meara, at which time he confirmed that the most recent draft of the Anthem Term Sheet was largely acceptable to Purchaser. Later on December 7, the representative of CD&R sent an email to Ms. O’Meara with a revised proposal (the “December 7 Proposal”) for Purchaser to acquire Castlight for $2.00 per share in cash, subject to Anthem’s execution of the Anthem Term Sheet and Anthem’s agreement to make an equity investment in Purchaser.

On December 14, 2021, representatives of CD&R submitted a revised non-binding proposal to acquire Castlight, with an increased price of $2.05 per share (the “December 14 Proposal”), subject the execution of the Anthem Term Sheet by Anthem, Purchaser and Castlight.

On December 16, 2021, Kirkland delivered to Fenwick & West an initial draft of the Merger Agreement. The draft provided for, among other things, a termination fee payable by Castlight under certain customary circumstances (the “Termination Fee”) equal to 4.0% of the equity value of Castlight, customary restrictions on soliciting other proposals from third parties, a “fiduciary out” that would permit the Board to negotiate with a third party that submits an unsolicited acquisition proposal, and to terminate the merger agreement to accept a superior proposal after providing Purchaser with an opportunity to match such superior proposal and paying the Termination Fee. In addition, the draft Merger Agreement did not require that Purchaser extend the tender offer if less than the required majority of the shares were tendered during the initial tender offer period.

On December 17, certain business leads of Purchaser met with Castlight to discuss Castlight product offerings and potential opportunities in connection with a combination with Purchaser.

On December 21, 2021, Kirkland received a revised draft of the Merger Agreement from Fenwick & West which proposed, among other things, a Termination Fee equal to 3.0% of the equity value of Castlight, a requirement that Purchaser extend the tender offer until an agreed outside date if less than the required majority of the shares were tendered during the initial tender offer period, and a requirement that Purchaser specifically enforce the terms of the Equity Commitment Letter in the event CD&R breached its obligations under the Equity Commitment Letter.

On December 23, 2021, Kirkland delivered to Fenwick & West initial drafts of the Equity Commitment Letter and Tender and Support Agreement.

On December 24, 2021, Kirkland received a revised draft of the Equity Commitment Letter from Fenwick & West. Later that same day, Kirkland delivered to Fenwick & West a revised draft of the Merger Agreement, which proposed, among other things, a Termination Fee equal to 3.8% of the equity value of Castlight and that Purchaser would be required to extend the tender offer for up to a total of ten business days if less than the required majority of the shares were tendered during the initial tender offer period.

Representatives of Fenwick & West and Kirkland negotiated the final terms of Merger Agreement, Equity Commitment Letter, Tender and Support Agreement until January 2, 2022, which final terms included, among other things, a Termination Fee equal to 3.6% of the equity value of Castlight and that Purchaser would be required to extend the tender offer for up to a total of twenty business days if less than the required majority of the shares were tendered during the initial tender offer period.

On January 4, 2022, Castlight, Anthem, Purchaser and CD&R executed the Anthem Term Sheet, and Purchaser informed Castlight that Purchaser, CD&R and Anthem had reached final agreement regarding, and were prepared to sign, an investment agreement memorializing Anthem’s commitment to make an equity investment in Purchaser in connection with the acquisition.

Later on January 4, 2022, Castlight and Purchaser executed the Merger Agreement, and Castlight, Purchaser and each of each of Venrock Associates V LP, Venrock Associates VI LP, Venrock Partners V LP, Venrock Partners VI LP, and Venrock Entrepreneurs Fund V LP (collectively, the “Venrock Entities”), and each of Maverick Fund Private Investments, Ltd., Maverick Fund II, Ltd., Maverick Fund USA, Ltd., Maverick Long Fund, Ltd., Maverick Long Enhanced Fund, Ltd., and Maverick Fund, L.D.C. (collectively, the “Maverick Entities” and, together with the Venrock Entities, the “Supporting Stockholders”) executed the Tender and Support Agreements. On the morning of January 5, 2022, prior to the opening of trading on the New York Stock Exchange, Castlight and Purchaser issued a joint press release announcing the execution of the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 – “Certain Information Concerning Castlight.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of Castlight and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price on or before January 19, 2022, and that, subject to the satisfaction, or waiver by Purchaser or Parent, of the Offer Conditions that are described in Section 15 – “Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser) to consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on February 16, 2022.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, any and all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15 – “Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to at any time and from time to time in its sole discretion, waive, in whole or in part, any Offer Condition other than the Minimum Tender Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of Castlight, (i) Purchaser shall not decrease the Offer Price and (ii) no change may be made to the Offer that (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) except as provided in the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date of the Offer, (5) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, Castlight or any Stockholder or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer, or (6) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act other than as provided in the Merger Agreement. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless the Merger Agreement is terminated in accordance with the Merger Agreement.

Expiration and Extension of the Offer.

The initial Offer Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on February 16, 2022.

The Merger Agreement provides that, subject to our rights and Castlight’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer as follows:

(i)Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days per extension (or such longer period as Castlight and Parent may agree in writing), to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Tender Condition (other than any Offer Conditions that by their nature are to be satisfied at the Offer Expiration Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than twenty (20) business days;

(ii)Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price);

(iii)Notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (A) the valid termination of the Merger Agreement in compliance with the Merger Agreement and (B) the Termination Date; and

(iv)Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Castlight, except if the Merger Agreement is terminated pursuant to the Merger Agreement. If the Merger Agreement is terminated pursuant to the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any shares of Class A Shares and Class B Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered shares of Company Common Stock to the registered holders thereof.

Recommendation.

The Castlight Board has unanimously: (i) determined the Transactions are fair to and in the best interests of Castlight and its stockholders; (ii) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, the performance by Castlight of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolved to recommend that the stockholders of Castlight accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement (collectively, the “Board Recommendation”).

The Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL (including pursuant to Section 251(h) of the DGCL), on the Closing Date, (a) Purchaser will be merged with and into Castlight; (b) the separate corporate existence of Purchaser will thereupon cease, and (c) Castlight will continue as the surviving corporation of the Merger. Castlight, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”.

Certificate of Incorporation; Directors and Officers of the Surviving Corporation.

At the Effective Time, subject to the provisions of Section 6.7 of the Merger Agreement, the Restated Certificate of Incorporation of Castlight (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Castlight Health, Inc.”

Bylaws.

At the Effective time, subject to the provisions of Section 6.7 of the Merger Agreement, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Directors of the Surviving Corporation.

At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving corporation.

Officers of the Surviving Corporation.

At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Castlight as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Conditions to the Merger.

The respective obligations of Parent, Purchaser and Castlight to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions: (i) any waiting period under the HSR Act applicable to the Transactions shall have been terminated or expired and any date before which each of the parties hereto have committed in writing to the FTC, the DOJ, or any Governmental Authority not to close the Transactions contemplated by the Merger Agreement shall have passed; (ii) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger (a “Legal Restraint”) will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger; and (iii) Purchaser shall have accepted for payment all shares of Class A Shares and Class B Shares validly tendered and not validly withdrawn pursuant to the Offer.

Conversion of Shares.

Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Castlight or any stockholder thereof:

(a)each Share outstanding that is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time (other than Company Owned Shares and the Dissenting Shares) will (i) be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholdings;

(b)each Company Owned Share shall be cancelled, and no payment shall be made with respect thereto; and

(c)each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Company Equity Awards

At or immediately prior to the Effective Time, each option to purchase Shares (a “Stock Option”) that is vested, outstanding an unexercised immediately prior to the Effective Time has an exercise price per Share underlying such Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Stock Option (or any part thereof), an “Vested In-the-Money Stock Option”) will be cancelled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such Vested In-the-Money Stock Option multiplied by (B) the number of Shares subject to such Vested In-the-Money Stock Option, subject to any required tax withholdings, payable by the Surviving Corporation to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time. Each Stock Option that has an Option Exercise Price that is less than the Merger Consideration that is not a Vested In-the-Money Stock Option (each such Stock Option (or any part thereof), an “Unvested In-the-Money Stock Option”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested In-the-Money Stock Option immediately prior to the Effective Time, equal to the product of (A) the excess of the Merger Consideration over the Option Exercise Price of such Unvested In-the-Money Stock Option multiplied by (B) the number of Shares subject to such Unvested In-the-Money Stock Option, subject to any required tax withholdings. At or immediately prior to the Effective Time, each Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be cancelled without payment.

At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares subject to vesting conditions based solely on continued employment or service (each, a “Company RSU”) that is vested and outstanding immediately prior to the Effective Time (each (or any part thereof), a “Vested Company RSU”) will be cancelled and converted into the right to receive an amount in cash equal to (A) the number of Shares subject to such Vested Company RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration, payable by the Surviving Corporation to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time. Each Company RSU that is not a Vested Company RSU (each such Company RSU (or any part thereof), an “Unvested Company RSU”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested Company RSU immediately prior to the Effective Time, equal to the product of (A) the Merger Consideration by (B) the number of Shares subject to such Unvested Company RSU, subject to any required tax withholdings. As of immediately prior to the Effective Time, each Company RSU (defined below) that is then-outstanding and unvested and held by a non-employee director of the Company shall become immediately vested in full.

Each award of restricted stock units with respect to Shares subject to performance-based vesting conditions (each, a “Company PSU”) will be deemed earned at 75% achievement. At or immediately prior to the Effective Time, each Company PSU that is vested and outstanding immediately prior to the Effective Time (each (or any part thereof), a “Vested Company PSU”) will be cancelled and converted into the right to receive an amount in cash equal to (A) the Merger Consideration, multiplied by (B) the total number of Shares subject to such Vested Company PSU immediately prior to the Effective Time, payable by the Surviving Corporation to the holder of such award at or reasonably promptly after the Effective Time, but no later than three (3) business days after the Effective Time. Each Company PSU that is not a Vested Company PSU (each such Company PSU (or any part thereof), an “Unvested Company PSU”) will be cancelled and converted into the right to receive a cash replacement amount, subject to the same vesting conditions as applied to the Unvested Company PSU immediately prior to the Effective Time, equal to the product of (A) the Merger Consideration by (B) the number of Shares subject to such Unvested Company PSU, subject to any required tax withholdings.

Treatment of Purchase Rights under the Employee Stock Purchase Plan.

The Merger Agreement generally provides that no new offering periods or purchase periods will begin under the Castlight Health, Inc. 2014 Employee Stock Purchase Plan (the “ESPP”) after January 4, 2022, and no individual will be allowed to begin participating in the ESPP after January 4, 2022. After January 4, 2022, each ESPP participant will not be allowed to increase his or her payroll contribution rate from the rate in effect as of January 4, 2022, or make separate non-payroll contributions to the ESPP, except as required by applicable law. Any offering period that would otherwise be outstanding at the Effective Time will end prior to the Effective Time. All outstanding purchase rights under the ESPP will be exercised as close to the Effective Time (with such purchase rights subject to any pro rata adjustments that may be necessary if the current offering period in progress is shortened) as is administratively practicable, and the ESPP will terminate as of the Effective Time. Each Share purchased under the ESPP that remains outstanding as of immediately before the Effective Time will be cancelled at the Effective Time and converted into the right to receive the Offer Price, subject to any required tax withholdings.

Representations and Warranties.

The Merger Agreement contains representations and warranties of Castlight, Parent and Purchaser.

In the Merger Agreement, Castlight has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and Purchaser with respect to, among other matters:

•Castlight’s corporate existence and power to conduct its business;

•Castlight’s corporate power and authority to enter into the Merger Agreement;

•The due execution and delivery of the Merger Agreement by Castlight and performance by Castlight of its obligations thereunder, and the consummation of the Offer and the Merger and the Transactions, and the been due and valid approval by the Castlight Board;

•The absence of conflicts with the organizational documents of Castlight, material contracts, or applicable law of Castlight;

•Castlight’s capitalization, equity plans and equity awards;

•Castlight’s and its subsidiaries’ capital structure;

•Castlight’s filings with the SEC;

•Castlight’s financial statements and internal controls;

•the accuracy of the information supplied by Castlight for inclusion in certain SEC filings relating to the Offer;

•the absence of certain changes or events involving Castlight;

•the absence of certain undisclosed liabilities;

•the absence of legal proceedings involving Castlight and its subsidiaries;

•Compliance with applicable law by Castlight and its subsidiaries;

•Castlight and its subsidiaries hold all required permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of Castlight and its Subsidiaries;

•real property matters;

•intellectual property matters;

•tax matters;

•employee benefits plans;

•labor and employment matters;

•insurance coverage of Castlight and its subsidiaries

•environmental matters;

•certain material contracts;

•brokers’ or finder’s fees;

•compliance with takeover laws; and

•the absence of undisclosed related party transactions;

Some of the representations and warranties in the Merger Agreement made by Castlight are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality.

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, effect, development or circumstance (each, as “Effect”) that individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (x) the ability of Castlight and its subsidiaries to perform its material obligations under, or to consummate the Transactions or (y) the business, financial condition or results of operations of Castlight and its subsidiaries (the “Company Group”), taken as a whole; provided that, solely with respect to clause (y), no Effects with respect to the following matters (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below);

•general economic or business conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

•conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•general conditions in the industries in which the Company Group generally conducts business;

•Regulatory, legislative or political conditions in the United States or any other country or region in the world;

•geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

•earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, pandemics (including SARS-CoV-2 or COVID-19, any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”), epidemics or other outbreaks of diseases, quarantine restrictions, weather conditions and other force majeure events in the United States or any other country or region in the world (or escalation or worsening of any such events or occurrences, including as applicable, subsequent wave(s);

•resulting from the announcement, pendency or consummation of the Merger Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third person; provided, that this clause shall not apply to any representation or warranty contained in the Merger Agreement to the extent that such representation or warranty expressly addresses consequences resulting from the execution of the Merger Agreement or the consummation or pendency of the Transactions;

•the compliance by any party with the express terms of the Merger Agreement, including the taking of any action expressly required to be taken or refraining from taking any action expressly prohibited by the terms of Merger Agreement;

•arising from any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date of the Merger Agreement;

•changes in GAAP or other accounting standards or in any applicable Laws or regulations after the date of the Merger Agreement (or the official interpretation of any of the foregoing);

•actions taken in compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, vaccination, shut down, closure, sequester, safety or similar Law, directive, mandate, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 (“COVID-19 Measures”);

•price or trading volume of Shares, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred) or any change, in and of itself, in the credit ratings or ratings outlook of any Castlight and any of its Subsidiaries (it being understood that any cause of such change in credit rating or rating outlook may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

•any failure, in and of itself, by the Company Group to meet (1) any public estimates or expectations of Castlight’s revenue, earnings or other financial performance or results of operations for any period; or (2) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder); and

•any Transaction Litigation (as defined in the Merger Agreement;)

except, with respect to bullets one, two, three, four, five, six, ten and eleven, to the extent that such Effect has had a disproportionate adverse effect on the Company Group relative to other companies operating in the industry or industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties (qualified by reference their disclosure letter to the Merger Agreement) to Castlight with respect to, among other matters:

•the corporate organization and valid existence of Parent and Purchaser;

•Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•compliance with governmental authorizations by Parent and Purchaser;

•the absence of conflicts with the organizational documents of Parent or Purchaser, applicable law, or contracts of Parent or Purchaser;

•the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•the financing commitments and guarantee obtained by Parent and Purchaser for the Transactions;

•Parent has delivered to Castlight a true, correct and complete copy of the fully executed Equity Commitment Letter that is in full force and effect, and constitutes the valid, binding and enforceable obligation of Parent, Purchaser and CD&R, as applicable.

•the absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;

•ownership of Shares by Parent, Purchaser and Parent’s subsidiaries;

•the solvency of Parent and its subsidiaries after giving effect to the Transactions;

•that the vote of Parent as Purchaser’s sole stockholder is the only required vote or consent to approve the Merger Agreement;

•brokers’ or finder’s fees; and

•that Parent and Purchaser have made adequate investigation of Castlight and have not relied on representations and warranties of Castlight outside of the Merger Agreement;

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge, or similar qualifications as to materiality.

Covenants—Conduct of Castlight.

The Merger Agreement provides that, except for certain matters set forth in Company’s disclosure letter delivered in connection with execution of the Merger Agreement (the “Disclosure Letter”), as required by applicable law or, for any reasonable actions taken in good faith to respond to COVID-19 or as undertaken with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) Castlight will, and will cause each of its subsidiaries to:

•use commercially reasonable efforts to carry on its business, in all material respects, in the ordinary course of business consistent with past practice; and

•use its commercially reasonable efforts to (A) preserve intact its present business, (B) keep available the services of its officers and employees and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and other Persons with which it has significant business dealings.

Castlight has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in the Disclosure Letter, as approved in writing in advance by Parent (which approval will not be unreasonably withheld, conditioned or delayed) or as contemplated by the terms of the Merger Agreement, Company will not, and will not permit any of its subsidiaries to:

•propose to adopt any amendments to or amend the Charter, the Bylaws (other than the amendment of the Bylaws contemplated by Section 3.3(a) of the Merger Agreement) or any other similar organizational document of any Company Group Member other than immaterial amendments to such organizational documents of Castlight’s Subsidiaries;

•other than as required pursuant to an Employee Benefit Plan as in existence as of the date of the Merger Agreement and set forth on Section 3.16(a) of the Company Disclosure Letter, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of restricted stock units, options, warrants, other equity-based commitments, subscriptions, rights to purchase or otherwise) any securities of the Company Group, except for the issuance and sale of shares of Company Common Stock pursuant to the exercise or settlement of Company Equity Awards outstanding as of the date of the Merger Agreement or granted following the date thereof in accordance with Section 5.2 of the Merger Agreement;

•acquire or redeem, directly or indirectly, or amend any of the securities of the Company Group, except (i) for repurchases, withholdings, or cancellations of securities of the Company Group required pursuant to the terms and conditions of Company Equity Awards outstanding as of the date thereof the Merger Agreement or granted following the date thereof in accordance with Section 5.2 of the Merger Agreement or (ii) transactions solely between Castlight and any of its direct or indirect wholly-owned Subsidiaries or solely among Castlight’s wholly-owned Subsidiaries;

•other than cash dividends made by any of its wholly-owned subsidiaries to Castlight or another of its subsidiaries, split, combine, subdivide or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock; provided, that nothing in this bullet shall prohibit Castlight from dissolving and/or merging into any of its wholly-owned subsidiaries certain other wholly-owned Subsidiaries that are immaterial to Castlight and its subsidiaries, taken as a whole, and to the extent such actions are not expected to result in material adverse tax consequences;

•propose, authorize or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of itself or any of its Subsidiaries, other than the Transactions; provided, that nothing in the Merger Agreement shall prohibit Castlight from dissolving and/or merging into any of its wholly-owned Subsidiaries certain other wholly-owned Subsidiaries that are immaterial to Castlight and its Subsidiaries, taken as a whole, and to the extent such actions are not expected to result in material adverse tax consequences;

•(i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) letters of credit issued in the ordinary course of business consistent with past practice, and (B) loans or advances to direct or indirect wholly-owned Subsidiaries in the ordinary course of business consistent with past practice, (ii) assume, guarantee, issue, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations (including any Indebtedness of Castlight) of any other Person except obligations of any of its direct or indirect wholly-owned Subsidiaries, (iii) make any loans, advances or capital contributions to or investments in any other Person or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens (as defined in the Merger Agreement)) ;

•except as may be required by applicable law or as required pursuant to the terms of any Employee Plan or Non-U.S. Employee Plan existing on the date of the Merger Agreement and set forth on Section 3.16(a) of Castlight Disclosure Letter: (i) enter into, adopt, amend, modify, renew or terminate any Employee Plan or any Non-U.S. Employee Plan or any plan, policy, program, agreement, arrangement or Contract that would be an Employee Plan or any Non-U.S. Employee Plan if in existence on the date of the Merger Agreement, other than any non-material, ordinary course renewals of Employee Plans that are made in connection with a new plan year; (ii) pay any special bonus, change in control, retention, remuneration, severance, or other similar agreements or benefit to any director or to any current or former officer, employee or independent contractor, (iii) hire, engage, promote, temporarily layoff, furlough or terminate (other than termination for cause) any employee or independent contractor, (iv) accelerate, increase or decrease the salaries, wages, bonuses, other compensation, remuneration or benefits of any current or former employee or independent contractor, (v) accelerate the vesting of any Company Equity Award (or modify the terms thereof) or the funding of any payment or benefit payable or to become payable to any of its current or former directors, officers or employees, or (vi) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

•settle, waive or forgive any loans to any of its employees, officers or directors or any employees, officers or directors of Castlight including any of its subsidiaries or Affiliates or any other amount owed to Castlight including any of its subsidiaries or affiliates;

•make any deposits or contributions of cash or other property or take any other action to fund or in any other way secure the payment of compensation or benefits under any of its Employee Benefit Plans or any Employee Benefit Plans of any of its Subsidiaries, other than deposits and contributions that are required pursuant to the terms of any such Employee Benefit Plans or any Contracts subject to any such Employee Benefit Plans in effect as of the date of the Merger Agreement or as required by applicable law;

•enter into, terminate, amend, negotiate or extend any Labor Agreement or, unless required by Law, or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of Castlight or its Subsidiaries;

•implement or announce any employee layoffs, reductions-in-force, plant closings or other actions, in each case that could reasonably be expected to implicate the WARN Act;

•acquire, sell, lease, license, pledge, transfer, abandon or dispose of any material business, property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to contracts existing on the Agreement Date made available to Parent or that are set forth on the Disclosure Letter or (ii) transactions in the ordinary course of business consistent with past practice and not in excess of $150,000 individually, or $300,000 in the aggregate; provided that such transactions do not include the sale or other disposition of any Company Intellectual Property (as defined in the Merger Agreement); and provided, further, that this clause (l) shall not limit or restrict Castlight from entering into non-exclusive licenses of Company Intellectual Property in the ordinary course of business consistent with past practice;

•except as required to remain in compliance with applicable law or GAAP, make any material change in any of its accounting principles or practices;

•(A) make or change any material Tax election, (B) adopt or change any material Tax accounting method or change any Tax accounting period, (C) settle or compromise any material Tax audit, proceedings or liability, (D) file any material amended Tax Return, (E) request or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in respect of material Taxes (other than pursuant to customary extensions of the due date to file a Tax Return obtained in the ordinary course of business), (F) incur any material Tax liability outside of the ordinary course of business, (G) fail to pay any income or other material Tax (including estimated Tax payments or installments) that becomes due and payable, (H) surrender any right to claim a material Tax refund, offset, or other reduction in liability, or (I) participate in, initiate any discussion with respect to, or enter into any voluntary disclosure program (or similar program or agreement) with any Governmental Authority with respect to income or other material Taxes;

•enter into any contract that, if in existence on the date thereof the Merger Agreement, would be a Material Contract (as defined in the Merger Agreement), amend in any material respect any Material Contract, or grant any release, waiver or relinquishment of any material rights under any Material Contract, except for any Contract entered into with any Top Vendor (as defined in the Merger Agreement) which does not provide for payment obligations by Castlight or any of its subsidiaries in excess of $1,000,000;

•enter into any Company Material Real Property Lease (as defined in the Merger Agreement), or modify, amend or exercise any right to renew any Company Material Real Property Lease;

•fail to maintain or allow to lapse, dispose of or abandon, including by failure to pay the required fees in any jurisdiction, any material Company Intellectual Property used in or held for use in its business, or grant permission to enter into the public domain any material trade secrets included in Castlight Intellectual Property;

•grant any exclusive rights with respect to any of the material Company Intellectual Property, or divest any material Company Intellectual Property;

•acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein;

•authorize, incur or commit to incur any capital expenditure(s) that in the aggregate is more than 110%, in any given fiscal quarter, of the Capital Expenditure Budget (as defined in the Merger Agreement)with respect to such fiscal quarter of Castlight;

•settle or compromise any pending or threatened legal proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any liability, other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings and liabilities (i) reflected or reserved against in full in the balance sheet included in the Audited Company Balance Sheet (as defined in the Merger Agreement), (ii) covered by existing insurance policies, or (iii) settled since the respective dates thereof in the ordinary course of business consistent with past practice;

•except as required by GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

•enter into any contract or other arrangement or understanding that would be required to be disclosed under Item 404(a) of Regulation S-K;

•convene any special meeting of their stockholders (or any postponement or adjournment thereof);

•enter into or adopt any “poison pill” or similar stockholder rights plan; or

•enter into a contract to do any of the foregoing, or publicly announce an intention, or otherwise make a commitment to do any of the foregoing.

No Solicitation; Acquisition Proposal; Change in Recommendation. Subject to the terms of the Merger Agreement, from the earlier to occur of the termination of the Merger Agreement and the Offer Acceptance Time, Castlight will, and will cause its subsidiaries and its and their respective officers and directors, and will instruct and use reasonable best efforts to cause each of its other representatives to cease and cause to be terminated any discussions or negotiations with any third person and its representatives relating to any Acquisition Proposal or Acquisition Transaction that are not expressly permitted by the Merger Agreement, request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement with respect to an Acquisition Proposal was entered into at any time within the nine (9)-month period prior to the date of the Merger Agreement and will (A) cease providing any further information with respect to Castlight or any Acquisition Proposal to any such third person or its Representatives; and (B) immediately terminate all access granted to any such third person and its Representatives to any physical or electronic data room (or any other diligence access). Subject to the terms of the Merger Agreement, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement pursuant to Article VIII and the Effective Time, Castlight and its Subsidiaries will not, will cause their officers and directors not to, and will use reasonable best efforts to cause their other Representatives not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any third person any non-public information relating to the Company Group or afford to any third person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group, in any such case with the intent to induce, or that could reasonably be expected to result in, the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any Inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any third person with respect to an Acquisition Proposal or Inquiry (other than solely informing such third persons of the existence of the provisions contained in the Merger Agreement); (iv) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement), an “Alternative Acquisition Agreement”). From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement pursuant to Article VIII thereof and the Offer Acceptance Time, Castlight will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Castlight Board (or any committee thereof) (unless the Castlight Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law).

Notwithstanding anything to the contrary set forth in the Merger Agreement, Castlight and the Castlight Board (or a committee thereof) may, directly or indirectly, through one or more of their Representatives (including the Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Castlight pursuant to an Acceptable Confidentiality Agreement to any Person (or its Representatives) that has made or delivered to Castlight a bona fide Acquisition Proposal, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that did not result from the breach of the Merger Agreement; provided that Castlight and its Representatives may contact any third person in writing (with a request that any response from such third person is in writing) with respect to an Acquisition Proposal solely to clarify any ambiguous terms and conditions thereof which are necessary to determine whether the Acquisition Proposal constitutes a Superior Proposal; provided that the Castlight Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, and the Castlight Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel) that the failure to take the actions contemplated by the Merger Agreement could reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and provided further, that Castlight will provide to Parent and its Representatives any non-public information that is provided to any Person or its Representatives given such access that was not previously made available to Parent prior to or concurrently with the time it is provided to such Person. Except as provided by the Merger Agreement, at no time after the date thereof may the Castlight Board (or a committee thereof):

•(A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Castlight Board Recommendation, in each case, in a manner adverse to Parent in any material respect (it being understood that it shall be considered a modification adverse to Parent that is material if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Castlight Board fails to publicly recommend against acceptance of such tender or exchange offer by Castlight stockholders within ten (10) business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer)) and the Castlight Board fails to issue a public press release within ten (10) business days of such public announcement providing that the Castlight Board reaffirms the Castlight Board Recommendation; (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) an Acquisition Proposal; C) fail to publicly reaffirm the Castlight Board Recommendation within ten (10) business days after Parent so requests in writing (it being understood that Castlight will have no obligation to make such reaffirmation on more than two (2) separate occasions); or (D) fail to include the Castlight Board Recommendation in the Schedule 14D-9 when disseminated to Castlight Stockholders ((A) through (D), collectively, a “Castlight Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) a “stop, look and listen” communication by the Castlight Board (or a committee thereof) to Castlight stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), (2) the determination by the Castlight Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal, solely to the extent such determination is not publicly disclosed by Castlight or its Representatives, (3) the factually accurate public disclosure by Castlight regarding its receipt of an Acquisition Proposal and the material terms thereof (including related discussions), but solely to the extent required to comply with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (as determined in good faith by Castlight), or (4) the delivery by Castlight to Parent of any notice contemplated by the Merger Agreement, will constitute a Castlight Board Recommendation Change; or

•cause or permit Castlight and its Subsidiaries to enter into an Alternative Acquisition Agreement.

Notwithstanding anything to the contrary set forth in the Merger Agreement:

The Castlight Board (or a committee thereof) may effect a Castlight Board Recommendation Change of the type described in the Merger Agreement in response to any material event, fact, circumstance, development or occurrence that was (A) not known to, or reasonably foreseeable by, the Castlight Board as of the date of the Merger Agreement; and (B) does not relate to (a) any Acquisition Proposal (or any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal); or (b) the fact, in and of itself, that Castlight meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Company Common Stock or the credit rating of Castlight (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account) (each such event, an “Intervening Event”), if the Castlight Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

•Castlight has provided prior written notice to Parent at least five (5) business days (the “Event Notice Period”) in advance to the effect that the Castlight Board (or a committee thereof) intends to effect a Castlight Board Recommendation Change pursuant to the Merger Agreement, which notice will specify the basis for such Castlight Board Recommendation Change, including a description of the Intervening Event in reasonable detail;

•prior to effecting such Castlight Board Recommendation Change, Castlight and its Representatives, during such Event Notice Period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to offer such adjustments to the terms and conditions of the Merger Agreement to obviate the need to effect a Castlight Board Recommendation Change, in response to such Intervening Event and (B) taken into account any adjustments to the terms and conditions of the Merger Agreement proposed by Parent and other information provided by Parent in response to the notice described in the Merger Agreement, in each case, that are offered in writing by Parent, no later than 11:59 p.m. (Pacific time) on the last day of the Event Notice Period; and

•following such Event Notice Period, the Castlight Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of the Merger Agreement) shall have determined in good faith that the failure of the Castlight Board (or a committee thereof) to make such a Castlight Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that each time material modifications to the Intervening Event occur, Castlight will be required to deliver a new written notice to Parent and to comply with the requirements of the Merger Agreement with respect to such new written notice (it being understood that the “Event Notice Period” in respect of such new written notice will be three (3) business days).

If Castlight has received a bona fide Acquisition Proposal, that the Castlight Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Castlight Board may (A) effect a Castlight Board Recommendation Change of the type described in the Merger Agreement with respect to such Superior Proposal; or (B) authorize Castlight to terminate the Merger Agreement pursuant to the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of the Merger Agreement; provided that the Castlight Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) or (B) unless:

•the Castlight Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

•the Company Group and its Representatives have complied in all respects with their obligations pursuant to the Merger Agreement with respect to such Acquisition Proposal;

•Castlight has provided prior written notice to Parent at least five (5) business days in advance (the “Proposal Notice Period”) to the effect that the Castlight Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Castlight Board Recommendation Change or to terminate the Merger Agreement pursuant to the Merger Agreement absent any revision to the terms and conditions of the Merger Agreement, which notice will specify the basis for such Castlight Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Castlight Board Recommendation Change or termination, Castlight and its Representatives, during the Proposal Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to offer such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) taken into account any adjustments to the terms and conditions of the Merger Agreement proposed by Parent and other information provided by Parent during the Proposal Notice Period, in each case, that are offered in writing by Parent, no later than 11:59 p.m. (Pacific time) on the last day of the Proposal Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by Castlight; provided that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), Castlight will be required to deliver a new written notice to Parent and to comply with the requirements of the Merger Agreement with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will be three (3) business days);

•following such Proposal Notice Period, including any subsequent Proposal Notice Period as provided in the final proviso of the Merger Agreement, the Castlight Board (or a committee thereof) (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of the Merger Agreement and any other information provided by Parent) shall have determined that the failure of the Castlight Board (or a committee thereof) to make such a Castlight Board Recommendation Change or to terminate the Merger Agreement would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and

•in the event of any termination of the Merger Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, Castlight will have validly terminated the Merger Agreement in accordance with the Merger Agreement, including paying the Termination Fee in accordance with the Merger Agreement.

For purposes of this Offer to Purchase:

•“Acquisition Proposal” means any Inquiry, offer or proposal relating to an Acquisition Transaction.

•“Acquisition Transaction” means any transaction or series of related transactions (other than the Offer or the Merger) involving:

(A) any direct or indirect purchase or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of person, whether from Castlight or any other Person(s), of securities representing more than 20% of the total outstanding voting power of Castlight after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of person that, if consummated in accordance with its terms, would result in such Person or “group” of person beneficially owning more than 20% of the total outstanding voting power of Castlight after giving effect to the consummation of such tender or exchange offer;

(B) any direct or indirect purchase, exclusive license or other acquisition by any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of person of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(C) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving Castlight pursuant to which (x) any third person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of person would hold securities representing more than 20% of the total outstanding voting power of Castlight outstanding after giving effect to the consummation of such transaction or (y) stockholders of Castlight immediately preceding such transaction hold less than 80% of the equity interests of the surviving or resulting entity of such transaction.

•“Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that (i) was not the result or effect of a violation of the Merger Agreement and (ii) is on terms that the Castlight Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing), the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Castlight Board deems relevant, if consummated, would be more favorable from a financial point of view to Castlight Stockholders (in their capacity as such) than the Transactions (taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of such determination in accordance with the Merger Agreement). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to (x) “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (y) “80%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

Post-Closing Employee Benefits.

The Merger Agreement provides that, for a period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time (or, if sooner, on the date of termination of employment of the relevant Continuing Employee (as defined in the Merger Agreement)), Parent shall provide, or cause to be provided, to each Continuing Employee, (i) base salary and base wages, short-term cash incentive compensation opportunities, commission opportunities, and severance compensation and benefits, each on a basis no less favorable than that in effect immediately prior to the Effective Time, and (ii) employee benefits (excluding, unless otherwise required by applicable Law, equity or equity-based, long-term incentives, defined benefit pension, nonqualified deferred compensation and retiree or post-termination welfare benefits or compensation, the “Excluded Benefits”) that are substantially similar to the employee benefits (excluding the Excluded Benefits) provided to similarly situated employees of Parent and its affiliates. The Merger Agreement provides that Parent shall honor and pay, or shall cause to be honored and paid, to Continuing Employees, all bonuses earned during the fiscal year ended December 31, 2021 pursuant to Castlight and its Subsidiaries’ bonus and incentive plans that are in place as of the Effective Time, in such aggregate amounts not to exceed the amount set forth on Section 6.8(b) of the Company Disclosure Letter delivered by Castlight in connection with the execution of the Merger Agreement.

The Merger Agreement provides that Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the analogous health and welfare benefits plans of Castlight immediately prior to the Effective Time); provided that (i) nothing in the Merger Agreement or elsewhere in the Merger Agreement shall limit the right of Parent, its affiliates or the Surviving Corporation to amend, modify or terminate, in accordance with its terms, any benefit or compensation plan, policy, program, agreement, Contract or arrangement at any time assumed, established, sponsored or maintained by any of them, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan in which the Continuing Employees are eligible to participate after the Effective Time in the plan year in which the Effective Time occurs, then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or a Subsidiary’s) health and welfare benefit plans to the extent that coverage under such plans is replacing analogous coverage under an Employee Benefit Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant under any benefit plan of Parent or Subsidiary of Parent and/or the Surviving Corporation (excluding any plan, program, policy, agreement or arrangement that provides any Excluded Benefit other than post-termination severance compensation and severance benefits), then Parent shall ensure that such benefit plan shall, for purposes of eligibility to participate, vesting, and with respect to severance compensation and vacation benefits only, entitlement to benefits, credit Continuing Employees for their years of service recognized by the Company Group prior to the Effective Time with the Company Group or their respective predecessors; provided that, no credit for any service will be required that would result in duplication of benefits and such credit shall only be given to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of a Company Group Member. Nothing in the Merger Agreement or elsewhere in the Merger Agreement shall be construed to create a right in any Person to employment, engagement or service or any right to continued employment, engagement or service with Parent, the Surviving Corporation or any other affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

The Merger Agreement provides that with respect to any group medical plan maintained by Parent or its Subsidiaries in which the Continuing Employees participate following the Effective Time and in the plan year in which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation and any of the other Subsidiaries of Parent to use commercially reasonable efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements under any such group health plans to the same extent waived or satisfied under any corresponding Employee Benefit Plan of a Company Group Member in which such Continuing Employee participated immediately prior to the Effective Time, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations under such group health plans in the plan year in which the Effective Time occurs, to amounts paid by such Continuing Employees during the portion of the year prior to the Effective Time under the Employee Benefit Plans maintained by Castlight or its subsidiaries.

Director and Officer Liability.

From the Effective Time and for a period of six (6) years after the date of the Merger Agreement, the Surviving Corporation and Parent shall, to the fullest extent permitted by applicable Laws, as in effect on the date of the Merger Agreement or thereafter: (i) indemnify and hold harmless each person who is at the date of the Merger Agreement, was previously, or during the period from the date of the Merger Agreement through the Effective Time will be, serving as a director, officer or employee of Castlight or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of any Company Group Member (collectively, the “Covered Persons”) in connection with any D&O Claim and any losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) and out-of-pocket attorneys’ fees and all other out-of-pocket costs relating to or resulting from such D&O Claim. In addition, from the Effective Time and for a period of six (6) years thereafter, each of the Surviving Corporation and Parent shall advance costs and expenses (including attorneys’ fees) as incurred by any Covered Person in connection with any D&O Claim promptly (and in any event within ten (10) days) after receipt by Parent of a written request for such advance to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined (after exhausting all available appeals) that such Person is not entitled to indemnification.

For not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, limitations on liability of Covered Persons, indemnification of and advancement of expenses to Covered Persons than are set forth as of the date of the Merger Agreement in the Charter and the Bylaws.

At Castlight’s option and expense (after prior consultation with Parent), or if Parent requests, prior to the Effective Time, Castlight may purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Offer and the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as Company Group’s existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Effective Time; provided that the aggregate premium for such tail policy shall not exceed three hundred percent (300%) of the annual premium amount paid by the Company Group for such insurance during the most recent calendar year (such amount being the “Maximum Premium”). If Castlight fails to obtain such tail policy prior to the Effective Time, Parent or the Surviving Corporation may obtain such a tail policy; provided, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Surviving Corporation or Castlight shall only be required to obtain as much coverage as can be obtained by paying the Maximum Premium. Parent and the Surviving Corporation shall cause any such policy (whether obtained by Parent, Castlight or the Surviving Corporation) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Corporation to honor all its obligations thereunder.

In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) sells all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in the Merger Agreement.

The obligations under the Directors’ and Officers’ Exculpation, Indemnification and Insurance section of the Merger Agreement shall not be terminated or modified in any manner that is adverse to any Covered Persons (and their respective successors and assigns), it being expressly agreed that each Covered Person (including their respective successors and assigns) shall be a third-party beneficiary of that section. In the event of any breach by the Surviving Corporation or Parent of that section, the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this section) as such fees are incurred, upon the written request of such Covered Person.

Transaction Litigation.

The Merger Agreement provides that at all times during the period commencing as of the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to the terms of the Merger Agreement and the Effective Time, Castlight will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. Castlight will (a) give Parent the opportunity to participate (at Parent’s expense) in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. Castlight may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent shall not be unreasonably withheld, delayed or conditioned). “Participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by Castlight (to the extent that the attorney-client privilege between Castlight and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above. For the avoidance of doubt, any legal proceeding related to Dissenting Shares will be governed by Section 2.10(c) of the Merger Agreement.

Rule 14d-10 Matters.

The Merger Agreement provides that, prior to the scheduled expiration of the Offer, Castlight (acting through the Castlight Board) shall take all such steps as may be required to cause to be exempt under Rule 14d-10 promulgated under the Exchange Act any then-effective employment compensation, severance or other employee arrangements between Castlight or any of its Subsidiaries and any director, officer or employee of Castlight or any of its Subsidiaries who then holds shares of Class A Share or Class B Share. Promptly upon any Buyer Party or any of its respective affiliates entering into any such arrangement with any such Person, Parent will provide to Castlight any and all information concerning such arrangements as may be needed by Castlight to comply with the Merger Agreement.

Parent Financing Covenant.

The Financing, or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Parent and Purchaser will use reasonable best efforts to take all actions and to do all things necessary, proper or advisable to obtain and consummate the Financing on the terms set forth in the Equity Commitment Letter, including using reasonable best efforts to (i) maintain in effect and comply with the Equity Commitment Letter, (ii) upon the satisfaction or waiver of the conditions to Parent’s and Purchaser’s obligations to consummate the Merger, consummate the Financing at the Closing, and (iii) enforce all of its rights under the Equity Commitment Letter. Prior to the Effective Time, Parent and Purchaser shall not, without the prior written consent of Castlight, agree to any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Equity Commitment Letter.

Neither Parent nor Purchaser shall not, without the prior written consent of Castlight, agree to any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Equity Commitment Letter.

Efforts to Close the Transaction.

Under the Merger Agreement, each of Parent and Purchaser, on the one hand, and Castlight, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, when required pursuant to the Merger Agreement, the Offer and the Merger, including by using reasonable best efforts to: (i) cause the Offer Conditions and the conditions to the Merger set forth in the Merger Agreement (the “Merger Conditions”) to be satisfied; (ii) (1) obtain all consents, waivers, approvals, orders and authorizations from any government, government-sponsored entity, governmental or regulatory entity or body, administrative agency, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, national or supra-national, and whether local or foreign (“Governmental Authorities”); and (2) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Offer and the Merger; and, (iii) using commercially reasonable efforts to execute and deliver any Contracts and other instruments, including obtaining any consents under Material Contracts (other than Material Contracts related to Indebtedness (as defined in the Merger Agreement)), that are reasonably necessary to consummate the Offer and the Merger, in each case, to the extent requested by Parent.

In furtherance and not in limitation of the foregoing, Parent and Castlight shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper, or advisable under any applicable Laws to consummate and make effective the Offer or the Merger as promptly as practicable and in any event prior to the Extended Termination Date, including (i) preparing and filing all forms, registrations and notifications to or with any Governmental Authority required to be filed to consummate the Offer or the Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Offer or the Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, order or approval of, waiver or any exemption by, any Governmental Authority, and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer or the Merger. In connection with the foregoing, each of Parent and Castlight and their respective Subsidiaries shall file with the FTC and the Antitrust Division of the DOJ the Notification and Report Form required under the HSR Act relating to the Transactions as promptly as practicable (but in no event later than ten (10) business days after the date of the Merger Agreement) and such filings shall specifically request early termination of the waiting period. Neither Parent, Castlight, nor their respective affiliates will withdraw any such notices, reports, filings or applications (including its Notification and Report Form under the HSR Act) without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned, or delayed.

Parent and Purchaser agree to take or cause to be taken promptly any and all reasonable steps necessary, proper or advisable to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers or waiting period expirations or terminations under the HSR Act or any other Antitrust Law, so as to enable the parties to close the Transactions as promptly as practicable (and in any event by or before the Extended Termination Date). Without limitation to the foregoing, Parent and Purchaser shall (and shall cause their respective Subsidiaries to), to the extent necessary to obtain any clearances, consents, approvals and waivers or waiting period expirations or terminations as may be required under the HSR Act or any other Antitrust Law as promptly as practicable, and in any event by or before the Extended Termination Date, use their reasonable best efforts to, (i) sell, license, divest or dispose of or hold separate any assets, Intellectual Property Rights or businesses, (ii) terminate, amend or assign any existing relationships or contractual rights or obligations, (iii) change or modify any course of conduct regarding future operations, (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein and (v) commit to take any such action in the foregoing clauses (i), (ii), (iii) or (iv); provided, however, notwithstanding anything to the contrary contained in the Merger Agreement, that Parent and Purchaser shall not be required to take any of the actions in the foregoing clauses (i), (ii), (iii) or (iv) with respect to Castlight (including, after the Effective Time, the Surviving Corporation) unless such action (A) is necessary to obtain required clearances or waiting period expirations or terminations as may be required under the HSR Act or any foreign Antitrust Law by or before the Extended Termination Date and (B) would not, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Parent and its affiliates as a result of the Transactions. Notwithstanding anything to the contrary contained in the Merger Agreement, none of Parent, Purchaser or any of their respective Subsidiaries shall be required to, and Castlight may not and may not permit any Subsidiary to, without the prior written consent of Parent, take any action, or commit to take any action, or agree to any condition or limitation contemplated in the Merger Agreement that is not conditioned on the consummation of the Transactions.

In addition, none of Castlight, Parent, Purchaser, or any of their respective Subsidiaries, shall acquire or make any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to materially delay the satisfaction of the conditions contained in the Merger Agreement or materially adversely affect the consummation of the Transactions.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, complying with applicable antitrust laws, and making required SEC filings.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Offer Acceptance Time:

(i)by mutual written agreement of Castlight and Parent; or

(ii)by either Castlight or Parent, if:

(a)any Legal Restraint preventing the consummation of the Offer or the Merger is in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Offer or the Merger and has become final and non-appealable;

(b)any statute, rule or regulation has been enacted, entered, enforced or deemed applicable to the Offer or the Merger that prohibits, makes illegal or enjoins the consummation of the Offer or the Merger; provided that this right to terminate the Merger Agreement will not be available to any party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order in accordance with the Required Actions and Antitrust Covenants included in the Merger Agreement; provided, further, neither Parent nor Castlight may terminate the Merger Agreement pursuant to Section 8.1(b) thereof unless it is in material compliance with its obligations under the Required Actions and Antitrust Covenants included in the Merger Agreement; or

(c)at any time on or after 11:59 p.m., Pacific time, on the date that is 180 days after the Agreement Date (the “Termination Date”), unless the Offer Acceptance Time has occurred prior to such time; provided the Termination Date shall automatically be extended to the date that is 240 days after the Agreement Date (the “Extended Termination Date”) if the Closing shall not have occurred prior to the Termination Date and all the conditions to Closing (other than the conditions set forth in the Merger Agreement related to the HSR Act or any other Antitrust Laws) and those conditions that by their nature are to be satisfied at the Offer Expiration Time) shall have been satisfied or waived; provided, further, that the right to terminate the Merger Agreement pursuant to this bullet will not be available to Parent if (i) Castlight has the right to terminate the Merger Agreement due to Parent or Purchaser’s breach or failure to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would reasonably be expected to prevent the Buyer Parties from consummating the Offer or the Merger and (ii) its action or failure to act (which action or failure to act constitutes a breach by such party of the Merger Agreement and it being understood that a breach of the Merger Agreement by Purchaser shall be deemed to be a breach by Parent for all purposes of the Merger Agreement) has been the primary cause of, or primarily resulted in the failure of the Offer Acceptance Time to have occurred prior to the Offer Expiration Time (including resulting in a failure of any Offer Condition) (a “Termination Date Termination”); or

(d)the other party has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would reasonably be expected to prevent the other party from consummating the Offer or the Merger (including by resulting in a failure of a condition to the Offer set forth in Annex I of the Merger Agreement that is not waivable by the breaching party), except that if such breach is capable of being cured, the non-breaching party will not be entitled to terminate the Merger Agreement pursuant to terms of the Merger Agreement prior to the delivery by the non-breaching party to the breaching party of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Expiration Time, the shorter of such periods, the “Breach Notice Period”), stating the non-breaching party’s intention to terminate the Merger Agreement pursuant to this bullet and the basis for such termination, it being understood that the breaching party will not be entitled to terminate the Merger Agreement pursuant to this bullet if (i) such breach has been cured within the Breach Notice Period or (ii) the breaching party has the valid right to terminate the Merger Agreement pursuant to this bullet (a “Breach Termination”);

(e)the Offer shall have expired in accordance with its terms without the Minimum Tender Condition having been satisfied or the other Offer Conditions having been satisfied or waived by Parent; provided that the right to terminate under this section shall not be available to any party whose failure to satisfy any agreements or covenants under the Merger Agreement has primarily caused or resulted in the non-satisfaction of the Minimum Tender Condition or any of the other Offer Conditions (an “Offer Expiration Termination”).

(iii)by Parent, if:

(a)at any time the Castlight Board (or a committee thereof) has effected a Castlight Board Recommendation Change (a “Board Recommendation Change Termination”); or

(iv)by Castlight, if:

(a)at any time prior to the Offer Acceptance Time, if (i) Castlight has received a Superior Proposal; (ii) the Castlight Board (or a committee thereof) has authorized Castlight to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal and substantially concurrently with

(but no later than the date of) such termination Castlight pays the Termination Fee due to Parent in accordance with the Merger Agreement (a “Superior Proposal Termination”); or

(b)Parent shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended)

Effect of Termination.

If the Merger Agreement is terminated in accordance with the terms thereof, the Merger Agreement will be of no further force or effect without liability of any party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such party) to the other parties thereto; provided, that, subject to certain limitations, certain provisions of the Merger Agreement and the Confidentiality Agreement (solely to the extent provided therein) shall survive any termination of the Merger Agreement and (b) except as otherwise provided in the Merger Agreement, neither Castlight nor Parent or Purchaser shall be relieved from any liability for any Willful Breach (as defined in the Merger Agreement) of the Merger Agreement prior to its termination in which case, except as otherwise provided in the Merger Agreement, the aggrieved party shall be entitled to all remedies available at law or in equity.

Castlight Termination Fee.

(i) (A) If the Merger Agreement is validly terminated as a result of (x) a Termination Date Termination at a time when the Required Approvals Condition and the No Order Condition have been satisfied (but in the case of a termination by Castlight, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the limitations set forth in Section 8.1(c)(i) or Section 8.1(c)(iii) of the Merger Agreement) or (y) by Parent as a result of a Breach Termination or an Offer Expiration Termination (each, an “Applicable Termination”) by either party after the Termination or Extended Termination Date subject to certain requirements in the Merger Agreement; (B) following the execution and delivery of the Merger Agreement and prior to an Applicable Termination, an Acquisition Proposal has been publicly announced or disclosed; and (C) within twelve (12) months following such Applicable Termination, an Acquisition Transaction is consummated or Castlight enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then Castlight will substantially concurrently with the earlier of the execution of such definitive agreement and the consummation of such Acquisition Transaction, pay to Parent (or its designee(s)) the Termination Fee, in accordance with the payment instructions which have been provided to Castlight by Parent as of the date of the Merger Agreement, or as further updated by written notice by Parent from time to time. For purposes of this (i), all references to “20%” and “80%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If the Merger Agreement is validly terminated by Parent pursuant to a Board Recommendation Change Termination, then Castlight must promptly (and in any event within two (2) business days) following such termination pay to Parent the Termination Fee.

(iii) If the Merger Agreement is validly terminated pursuant to a Superior Proposal Termination, then Castlight must prior to or substantially concurrently with (but no later than the date of) such termination pay to Parent the Termination Fee.

The “Castlight Termination Fee” is an amount equal to $13,361,743.

In no event shall Castlight be required to pay the Castlight Termination Fee on more than one occasion.

Subject to certain provisions of the Merger Agreement, if the Merger Agreement is terminated, Parent’s receipt of the Termination Fee (if payable) and any amounts payable pursuant to Section 8.3(d) of the Merger Agreement will be the sole and exclusive remedies of (A) Parent, Purchaser or CD&R Fund XI; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, affiliates (other than Parent, Purchaser or CD&R Fund XI), members, managers, general or limited partners, stockholders and assignees of each of Parent, Purchaser and CD&R Fund XI (the person in clauses (A) and (B) collectively, the “Parent Related Parties”) against the (A) Caslight and its affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders and assignees of each of Castlight and its affiliates (the person in clauses (A) and (B) collectively, the “Castlight Related Parties”) for money damages in respect of the Merger Agreement, any agreement executed in connection herewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Offer and the Merger or any claims or actions under applicable Law arising out of any breach, termination or failure. Other than the Termination Fee and any amounts payable pursuant to Section 8.3(d) of the Merger Agreement, none of the Castlight Related Parties will have any further liability or obligation to any of the Parent Related Parties relating to or arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplated thereby for any matters forming the basis of such termination. Parent’s receipt of the Termination Fee and any amounts payable pursuant to Section 8.3(d) of the Merger Agreement will be the only monetary damages Parent and Purchaser and each of their respective affiliates may recover from Caslight Related Parties in respect of the Merger Agreement, any agreement executed in connection therewith and the transactions contemplated thereby, the termination of the Merger Agreement, the failure to consummate the Offer or the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Castlight Related Parties will have any further liability or obligation to Parent or Purchaser relating to or arising out of the Merger Agreement, any agreement executed in connection herewith or the transactions contemplated thereby or any matters forming the basis of such termination; and (2) none of Parent, Purchaser or any other Person will be entitled to bring or maintain any claim, action or proceeding against Castlight or any Castlight Related Party arising out of the Merger Agreement, any agreement executed in connection therewith or the transactions contemplatedhereby or any matters forming the basis for such termination. Notwithstanding the foregoing, this provision will not limit the rights of Parent and Purchaser under Section 9.8(a) of the Merger Agreement or relieve the Company Group from liability for any willful breach of the Merger Agreement.

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees and expenses whether or not the Offer and the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Except to the extent otherwise provided in the Merger Agreement, Parent will pay or cause to be paid all (i) transfer taxes or fees; and (ii) real property transfer taxes or fees arising out of or in connection with entering into the Merger Agreement and the consummation of the Offer and the Merger, provided, for the avoidance of doubt, any Taxes imposed on income, profits, gains, or other similar items as a result of the Transactions shall be for the account of the applicable Castlight Stockholder or holder of a Company Equity Award or any other interest in Castlight.

Specific Performance; Remedies.

Pursuant to the Merger Agreement, the parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not timely perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it hereunder in order to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, (A) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof; (B) the provisions of the Merger Agreement are not intended to and do not adequately compensate Castlight, on the one hand, or Parent and Purchaser, on the other hand, for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Offer and the Merger and without that right, neither Castlight nor Parent would have entered into the Merger Agreement. It is explicitly agreed that, Castlight shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Purchaser’s obligations to consummate the Offer (including, subject to the satisfaction (or to the extent waivable, the wavier by Parent (on behalf of the Buyer Parties)) of the Offer Conditions, Purchaser’s obligation to accept for payment, and pay for, shares of Class A Share and Class B Share tendered in the Offer) and the Merger, and Parent’s obligation under the Merger Agreement to cause the Financing to be funded, including by exercising its rights in accordance with the Equity Commitment Letter, subject to the terms and conditions set forth therein and in the Merger Agreement. The Merger Agreement further provides that, the parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement by Castlight, on the one hand, or Parent and Purchaser, on the other hand; and (B) the specific performance of the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Purchaser pursuant to the Merger Agreement. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

Non-recourse.

Pursuant to the Merger Agreement, the Merger Agreement may only be enforced against the named parties thereto (subject to the terms, conditions and other limitations set forth therein), and (i) all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution or performance of the Merger Agreement may only be made against the person that are expressly identified as the parties thereto, (ii) except as provided in any Tender and Support Agreement, no past, present or future director, manager, officer, employee, incorporator, member general partner, limited partner, equityholder, trustee, Affiliate, agent attorney or other Representative of any party thereto (including any person negotiating or executing the Merger Agreement on behalf of a party thereto) shall have any liability or obligation with respect to t the Merger Agreement or any of the other Transaction documents or with respect to any claim or cause of action that may arise out of or relate to the Merger Agreement or any of the other Transaction documents, or the negotiation, execution or performance of the Merger Agreement and (iii) in no event will Castlight seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Person who is not a party thereto, including CD&R, and any and all former, current or future direct or indirect equityholders, controlling persons, directors, officers, employees, agents, members, managers, management companies, general or limited partners, assignees or affiliates of CD&R, Parent or Purchaser and any and all former, current or future direct or indirect equityholders, controlling persons, directors, officers, employees, agents, members, managers, management companies, general or limited partners, assignees or affiliates of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, with respect to the Merger Agreement or the Transactions (including any breach by Parent or Purchaser), the termination of the Merger Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure, except, in each case, for claims that Castlight, Parent or Purchaser, as applicable, may assert: (A) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement or any Tender and Support Agreement; (B) against Parent or Purchaser pursuant to the Merger Agreement; and (C) against CD&R pursuant to the Equity Commitment Letter for specific performance of its obligation to fund the Financing in accordance with, and pursuant to the terms and conditions of, the Equity Commitment Letter.

Assignment.

No party to the Merger Agreement may assign either the Merger Agreement or any of the rights, interests, or obligations thereunder without the prior written approval of the other parties thereto, except that Parent and Purchaser have the right to assign all or any portion of their respective rights and obligations pursuant to the Merger Agreement from and after the Effective Time to any of their respective affiliates, it being understood that such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or (ii) impede or delay the consummation of the Offer or the Merger. Subject to the preceding sentence, the Merger Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns. No assignment by any party to the Merger Agreement will relieve such party of any of its obligations hereunder.

Amendment and Waiver.

Subject to applicable Law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties at any time prior to the Offer Acceptance Time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and Castlight (pursuant to authorized action by the Castlight Board (or a committee thereof)). At any time and from time to time prior to the Effective Time, any party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein, except that the Minimum Tender Condition may only be waived by Parent (on behalf of the Buyer Parties) with the prior written consent of Castlight, acting only with the prior written consent of the Castlight Board. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the Merger Agreement will not constitute a waiver of such right.

Governing Law.

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement.

On May 11, 2021, Castlight and Clayton, Dubilier & Rice, LLC entered into a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), Clayton, Dubilier & Rice, LLC agreed that, except as required by Law (as defined in the Confidentiality Agreement), to keep confidential and not to disclose or reveal any Confidential Information to any person other than those of Clayton, Dubilier & Rice, LLC’s Representatives (as defined in the Confidentiality Agreement) to use, solely for the purpose of evaluating, proposing or negotiating a possible Transaction and for no other purpose, provided that any of such information may be disclosed to Clayton, Dubilier & Rice, LLC’s Representatives who need to know such information solely for the purpose of evaluating any such possible Transaction and who have been advised of the Confidentiality Agreement and the confidential nature of the Confidential Information and the Transaction Information (as defined in the Confidentiality Agreement) and have been directed to comply with the applicable terms thereof. The Confidentiality Agreement contains a customary standstill provision with a term of 12 months that terminates if (x) Castlight enters into a definitive agreement with a third party for (A) a transaction resulting in either the sale of more than 50% of the outstanding voting equity securities of Castlight or of all or substantially all of the consolidated assets of Castlight and its subsidiaries or (B) a merger or other business combination in which the voting equity securities of Castlight outstanding immediately prior to such transaction do not constitute 50% or more of the voting equity securities of the resulting entity of such transaction or its parent company, or (y) a third party makes a tender offer for more than 50% of the outstanding voting equity securities of the other party and the other Party and its board of directors does not publicly reject such offer within ten (10) business days of the commencement thereof.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO incorporated herein by reference.

Tender and Support Agreements.

On January 4, 2022, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Castlight affiliated with Maverick and Venrock (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreements with Parent and Purchaser (the “Tender and Support Agreements”). The Supporting Stockholders collectively beneficially own approximately 18% of the outstanding Shares as of January 4, 2022.

The Tender and Support Agreements provides that the Supporting Stockholders will tender all of the Shares held by such Supporting Stockholder in the Offer. Furthermore, the Tender and Support Agreements provide that (among other things) each Supporting Stockholder will not, and will cause each of its affiliates not to: (a) (i) transfer, redeem, exchange, surrender, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by liquidation, dissolution, dividend, distribution or otherwise) of, enter into any derivative arrangement with respect to, create any Encumbrance on (any of the items set forth in this clause (i), a “Transfer”), any or all of the Supporting Stockholder’s Shares; (ii) take or cause the taking of any other action that would materially restrict or prevent the performance of the Supporting Stockholder’s obligations under the Tender and Support Agreements, excluding any involuntary bankruptcy filing; (b) exercise any appraisal rights available to the Supporting Stockholder with respect to the Offer or the Merger pursuant to Section 262 of the DGCL or otherwise; or (c) commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent or Purchaser, Castlight or any of their respective affiliates, any of their respective successors or the directors or officers of any of the foregoing, in each case relating to the negotiation, execution or delivery of the Tender and Support Agreements, the Merger Agreement or the consummation of the transactions contemplated thereby.

The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements, which is filed as Exhibit (d)(5) to the Schedule TO incorporated herein by reference.

Equity Commitment Letter.

The descriptions of the Equity Commitment Letter included in Section 9 – “Source and Amount of Funds – Equity Financing” is incorporated into this Section 11 by reference.

12. Purpose of the Offer; Plans for Castlight.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, Castlight. The Offer, as the first step in the acquisition of Castlight, is intended to facilitate the acquisition of all outstanding Shares. After the Offer Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged into Castlight.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Castlight’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Closing without a vote of the stockholders of Castlight in accordance with Section 251(h) of the DGCL.

Plans for Castlight.

In the normal course of its business of investing, Parent may pursue acquisitions of other companies in Castlight's industry and look to combine those companies with Castlight. We expect that, following consummation of the Merger and the other Transactions, the operations of Castlight, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Castlight’s current strategic planning.

As of the date of this Offer to Purchase, no member of Castlight’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Castlight’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Castlight’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Castlight’s current management and Parent or Purchaser regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all.

Nevertheless, the management and/or the board of directors of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, there will be no market for the Class B Shares after the Offer Acceptance Time because Parent and Purchaser intend to consummate the Merger prior to NYSE opening on the next business day.

Stock Quotation. The Class B Shares are currently listed on NYSE and trade under the symbol “CSLT”. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Class B Shares will no longer meet the requirements for continued listing on NYSE because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause Castlight to de-list the Class B Shares from NYSE.

Exchange Act Registration. The Class B Shares currently are registered under the Exchange Act. The purchase of Class B Shares pursuant to the Offer may result in such Class B Shares becoming eligible for deregistration under the Exchange Act. Registration of Class B Shares may be terminated by Castlight upon application to the SEC if the outstanding Class B Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Class B Shares.

We intend to seek to cause Castlight to apply for termination of registration of the Class B Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Class B Shares under the Exchange Act would reduce the information required to be furnished by Castlight to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Class B Shares. In addition, if the Class B Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Castlight. Furthermore, the ability of “affiliates” of Castlight and persons holding “restricted securities” of Castlight to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act. If registration of the Class B Shares under the Exchange Act was terminated, the Class B Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s (as defined below) list of “margin securities” or eligible for stock exchange listing.

If registration of the Class B Shares is not terminated prior to the Merger, then the registration of the Class B Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Class B Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Class B Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Class B Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Class B Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

Castlight has not declared or paid any cash dividends on its Shares and does not anticipate paying any cash dividends in the near future.

As discussed in Section 11 – “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, law or contract, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, Castlight will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or a combination thereof) in respect of any of its capital stock.

15. Certain Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with the Merger Agreement; or (ii) at any scheduled Expiration Date (as it may have been extended pursuant to the Merger Agreement), if (x) the condition set forth in clause (a) below has not been satisfied at the Offer Expiration Time or (y) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent (on behalf of the Buyer Parties) at the Offer Expiration Time:

(a) the number of shares of Class A Share and Class B Share validly tendered and not validly withdrawn prior to the Offer Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any shares of Class A Share and Class B Share beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of shares of Class A Share and Class B Share in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding shares of Class A Share and Class B Share (the “Minimum Tender Condition”);

(b) (i) other than the representations and warranties listed in clauses (b)(ii) and (b)(iii) in Annex I of the Merger agreement, the representations and warranties of the Company Group set forth in the Merger Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.10(a)(ii), Section 3.23, and Section 3.24 of the Merger Agreement that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date); (iii) the representations and warranties set forth in Section 3.5(a), Section 3.5(c) and Section 3.5(d) of the Merger Agreement will be true and correct in all respects as of the Offer Expiration Time ((A) without giving effect to any Company Material Adverse Effect or in each case their materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct would not reasonably be expected to result in additional cost, expense or liability to Castlight, Parent and their affiliates, individually or in the aggregate, that is more than $1,500,000 (the “Representations Condition”);

(c) Castlight will have performed and complied in all material respects with all covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by it on or prior to the Offer Expiration Time (the “Covenants Condition”);

(d) no Company Material Adverse Effect will have occurred since the date of the Merger Agreement that is continuing;

(e) the Buyer Parties will have received a certificate of the Company Group, validly executed for and on behalf of Castlight by a duly authorized executive officer thereof, certifying that the conditions set forth in clauses (b), (c) and (d) in Annex I of the Merger Agreement have been satisfied;

(f) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Offer or the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Offer or the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Offer or the Merger (the “No Order Condition”);

(g) any waiting period under the HSR Act applicable to the Transactions shall have expired or been earlier terminated (the “Required Approvals Condition”); and

(h) the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”) are for the sole benefit of Parent and Purchaser and, except for the Minimum Tender Condition (which may only be waived with the prior written consent of Castlight).

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Castlight with the SEC and other publicly available information concerning Castlight, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Castlight’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Castlight’s business, or certain parts of Castlight’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. As a Delaware corporation, Castlight is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, and Castlight believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Castlight from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Castlight is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover applicable law becomes or is deemed to be applicable to Castlight, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Castlight and Parent, and their respective boards of directors, will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer, and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Castlight, directly indirectly through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15-calendar day waiting period following the filing by Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. If within the 15-calendar day waiting period either of the FTC or the Antitrust Division were to issue requests for additional information and documentary material (a “Second Request”) to Parent and Castlight, the waiting period with respect to the Transactions would be extended until 10-calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and Castlight’s consent. It is also possible that Parent and Castlight could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the FTC and the Antitrust Division have the authority to seek a federal court order enjoining the Transactions or, if Shares have already been acquired, the disposition of those Shares, or the divestiture of substantial assets of Purchaser, Castlight, or any of their respective subsidiaries or affiliates, or other relief. At any time before or after consummation of the Transactions, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Vera will file a Premerger Notification and Report Form on or around January 19, 2022. Castlight will file a Premerger Notification and Report Form on or around January 19, 2022.

17. Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Castlight at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Castlight of the identity of the stockholder and that the stockholder is demanding appraisal;

•not tender the stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•any stockholder of Castlight or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to the Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

18. Fees and Expenses.

Parent and Purchaser have retained D.F. King to be the Information Agent and American Stock Transfer & Trust Co., LLC to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Castlight or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning Castlight – Available Information.”

CARBON MERGER SUB, INC.

January 19, 2021

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT,
CLAYTON, DUBILIER & RICE, LLC AND CONTROLLING ENTITIES

Purchaser and Parent

Purchaser is a Delaware corporation incorporated on December 23, 2021. Parent is a Delaware corporation, originally incorporated in Washington on April 23, 2007 under the name of “Vera Fitness, Inc.” On August 13, 2013, Parent changed its name to “Vera Whole Health, Inc.” and subsequently converted to a Delaware corporation under the name “Vera Whole Health, Inc.” on March 30, 2017. Purchaser and Parent each have their principal executive offices at 1201 Second Ave, Suite 1400, Seattle, WA 98101. The telephone number of their principal executive offices is (206) 395-7870. To date, Purchaser has engaged in no activities other than those incidental to its formation, and Purchaser does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing (as described in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent. Parent is a primary care platform in the U.S., focused on the shift to value-based care by offering sustainable solutions for employer-provided healthcare.

Parent has its principal executive offices at 1201 Second Ave, Suite 1400, Seattle, WA 98101. The telephone number of its principal executive offices is (206) 395-7870. The sole stockholder of Parent is Truth Holdings Midco, Inc. The sole stockholder of Truth Holdings Midco, Inc. is Truth Holdings Topco, Inc. The sole stockholder of Truth Holdings Topco, Inc. is Truth Holdings, L.P. The general partner of Truth Holdings, L.P. is Truth Holdings GP, LLC.

Directors and Executive Officers of Purchaser and Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below.

The executive officers of Purchaser are as follows:

•Ryan Schmid (President)

•Sarah Cole (Secretary, Treasurer, and Chief Financial Officer )

•Karen Cooke (Chief Operating Officer)

•Sue Ferbet (Chief Clinical Operations Officer)

•Jennifer Sargent (Chief Commercial Officer)

•Ashley Smith Carson (Chief People Officer)

•Kevin Wang (Chief Medical Officer)

The board of directors of Purchaser and Parent consists of Mr. Schmid. Certain information regarding the directors and officers of Purchaser and Parent is set forth below.

Name	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ryan Schmid	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Mr. Schmid is founder, President and CEO of Parent. He is also the co-founder of Hope Central Pediatric and Behavior Health and Rainier Health and Fitness, non-profits dedicated to improving the health and well-being of people in low-income areas. Mr. Schmid earned an M.B.A. at Seattle University and holds a B.S. in Business, with a focus on Entrepreneurship and Management, from the University of Oregon.

Sarah Cole	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Ms. Cole leads Parent’s Finance, People Strategy, and Learning and Development teams. She previously worked at PricewaterhouseCoopers, for T-Mobile, and in economic development. Since 2009, Ms. Cole has been involved with Friends of the Children, as both Board President and a Board Member, and most recently as an avid supporter. She is a CPA and holds a B.A. in Accounting and Marketing from the University of Washington and an E.M.B.A. from Seattle University.

Karen Cooke	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Ms. Karen Cooke leads Business Operations, Clinical Operations, and the Digital Technology teams at Parent. She previously worked as Vice President of Strategic Execution and Transformation at Sound Physicians, where she was part of a team that transitioned the organization from a start-up to a national corporation with six service lines and $1B in revenue. She has held roles in implementation, operations, client management, sales, program and project management, practice management, and M&A at a variety of health-focused organizations, including Epic, Veteran Affairs and the U.S. Army. Ms. Cooke holds a B.A. in Economics from University of California, Berkeley and an MBA from University of Washington.

Sue Ferbet	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Ms. Ferbet is leads Clinical Care Delivery, Clinical Management, Compliance, Quality, Clinical Programs, Patient Experience, and Clinical Training. She previously held the role of Chief Nurse Practitioner and Senior Director of Health Care Initiatives and Health Care Clinics at Walgreens Health Care Clinics where she helped Walgreens grow its footprint from 25 to 400 clinics over three years. She practiced as an FNP for seven years and as an RN for nine years.

Ms. Ferbet received an M.S.N. as a Family Nurse Practitioner from the University of Missouri at St. Louis after attending Goldfarb School of Nursing.

Jennifer Sargent	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Ms. Sargent leads the Sales, Marketing, and Customer Success teams at Parent. She previously worked as Senior Vice President of Customer Solutions at Optum where she drove growth in national accounts. She has held roles in sales, customer management, marketing, and product management at a variety of health-focused organizations including Life Time Fitness, US Preventive Medicine, and Matria HealthCare. Ms. Sarget holds a B.S. in Exercise Physiology, an M.B.A. from the University of Minnesota, and an M.S. in Kinesiology from the University of North Dakota.

Name	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ashley Smith Carson	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Ms. Smith Carson leads Human Resources, Learning and Development, and Recruiting at Parent. She holds over 15 years of experience in Human Resources with an emphasis on organizational growth, change management, and process improvement. She spent 10 years at Alere Wellbeing (a behavioral change healthcare organization now part of Optum), leading the development of performance management and coaching tools for staff development. Ms. Smith Carson is a Certified Professional Coach. She holds a B.A. in Social Sciences from Eastern Washington University and a Leadership Executive M.B.A from Seattle University. She a board member of a nonprofit and as an Advisory Board Member of the HR Management Certificate Program at the University of Washington.

Kevin Wang	1201 Second Ave, Suite 1400, Seattle, WA 98101 United States citizen

Mr. Wang leads Parent’s Quality and Provider teams. He has previously worked at DaVita Medical group, Evolent Health, and Huron Consulting Group where he successfully designed and implemented population health clinical interventions across diverse healthcare landscapes including health plans, academic medical centers, employer-based clinics, integrated delivery systems, large physician groups, and independent community hospitals. Mr. Wang’s training was in the New York-Presbyterian Healthcare System, an affiliate of the Weill Medical College of Cornell University. Kevin holds a B.S. in Biochemistry and Molecular Biology from the University of Maryland Baltimore County and a Doctor of Medicine (M.D.) from New York Medical College.

The following entities have direct or indirect control of Purchaser:

Entity	State of Formation	Controlled By	Management
Vera Whole Health, Inc. (“Parent”)	Delaware	Truth Holdings Midco, Inc., as sole stockholder	Board of Directors

Truth Holdings Midco, Inc.	Delaware	Truth Holdings Topco, Inc., as sole stockholder	Board of Directors

Truth Holdings Topco, Inc.	Delaware	Instructure Intermediate Holdings III, LLC, as sole stockholder	Board of Directors

Truth Holdings, L.P.	Delaware	Truth Holdings GP, LLC, as general partner	Manager-Managed

Truth Holdings GP, LLC	Delaware	CD&R Truth Holdings, L.P., as sole Member	Manager-Managed

The executive officers of Truth Holdings Midco, Inc., Truth Holdings Topco, Inc., Truth Holdings, L.P. and Truth Holdings GP, LLC are as follows:

•Ravi Sachdev (President)

•Daniel Malconian (Vice President)

•Jack Robinson (Vice President)

The board of directors or managers, as applicable, of Truth Holdings Midco, Inc., Truth Holdings Topco, Inc. and Truth Holdings GP, LLC consists of Mr. Sachdev, Mr. Malconian and Mr. Robinson. The board of managers of Truth Holdings, L.P. consists of Ron Williams, Ravi Sachdev, Daniel Malconian, Keith Pitts, Jared Kesselheim, Harry Eichelberger, Ryan Schmid and Dan Mendelson. Certain information regarding Messrs. Sachdev, Malconian, Robinson, Williams, Pitts, Kesselheim, Eichelberger and Mendelson is set forth below.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Ravi Sachdev	USA

Mr. Sachdev joined CD&R in 2015. He has played a key role in the Firm’s investments in agilon health, naviHealth, TRANZACT, and Covetrus. Previously, he served as a managing director and co-head of healthcare services at J.P. Morgan, advising senior healthcare company executives on strategic initiatives, M&A, and capital markets. In that role, Mr. Sachdev advised on multiple transactions including the sale of Medco to Express Scripts, Vanguard to Tenet, Trizetto to Cognizant, and the IPOs of HealthEquity, SCA, Premier, and IMS Health. He serves on the board of the Healthcare Private Equity Association. Mr. Sachdev has a B.A. in economics from the University of Michigan.

Daniel Malconian	USA

Mr. Malconian joined CD&R in 2015 and is principally engaged in evaluating investment opportunities. He has played a key role in the Firm’s investments in agilon health, Carestream Dental, Drive DeVilbiss Healthcare, Millennium Physicians Group, SmileDirectClub, and Vera Whole Health. Prior to joining CD&R, he held positions at Advent International and Bain & Company. Mr. Malconian has an M.B.A. from Harvard Business School, an M.E. in computer science, and a B.S. in electrical engineering and management science, from the Massachusetts Institute of Technology.

Jack Robinson	USA

Mr. Robinson joined CD&R in 2015 and is principally engaged in evaluating investment opportunities. He has played a key role in the Firm’s investment in Covetrus, Cynosure, and Vera Whole Health, as he did in prior investments in naviHealth and TRANZACT. Prior to joining CD&R, he worked in the mergers and acquisitions group at Blackstone. Mr. Robinson has an M.B.A. from The Wharton School of the University of Pennsylvania and a B.S. in economics and engineering from the University of Pennsylvania.

Ron Williams	USA

Mr. William is an Operating Advisor to CD&R Funds. He is the former Chairman and CEO of Aetna and is a board member of agilon health (Chairman), Boeing, Johnson & Johnson and American Express. He is the former Chairman of PharMEDium, Envision Healthcare, and naviHealth.

Keith Pitts	USA

Mr. Pitts served as the vice chairman of Tenet Healthcare Corporation from 2013 until 2019. He joined Tenet from Vanguard Health Systems, where he also served as vice chairman. Prior to joining Vanguard, he served as the chairman and chief executive officer of Mariner Post-Acute Network, a post-acute services group that operated nursing homes, long-term acute-care hospitals, sub-acute assisted living facilities, and institutional pharmacies and provided therapy and rehabilitation staffing services. In addition, Mr. Pitts served as the executive vice president and chief financial officer for OrNda HealthCorp, a predecessor of Tenet. Prior to joining OrNda, he was a consultant to healthcare organizations, including as a partner in Ernst & Young’s healthcare consulting practice. He is a member in the American Institute of Certified Public Accountants (AICPA), the Florida Institute of CPAs, and served three terms as the chairman of the Federation of American Hospitals (FAH), the industry association that represents investor-owned hospitals. Mr. Pitts is a CPA and has a B.S. in business administration from the University of Florida.

Jared Kesselheim	USA

Mr. Kesselheim is the co-founder and Managing Partner of Leerink Transformation Partners and co-leader of the firm’s growth equity investing in healthcare information technology and services. Prior to forming LTP in 2016, Mr. Kesselheim was a Partner and the leader of the healthcare investing practice at Bain Capital Ventures. Jared also completed a residency in Internal Medicine at Massachusetts General Hospital.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the past Five Years
Harry Eichelberger	USA

Mr. Eichelberger is the founder of Archimedes Health Investors, a healthcare-focused private equity firm. He has been an investor in healthcare companies for 13 years, including companies such as SmartPak, Physician’s Oncology Services, AccentCare Home Health, Accretive Health, Jazz Pharmaceuticals, and RainTree Oncology Services. Mr. Eichelberger has also led interactions with health policymakers in Washington as a past board member of the Partnership for Quality Home Healthcare.

Dan Mendelson	USA

Mr. Mendelson is CEO of Morgan Health at JPMorgan Chase & Co. He is a board member of Champions Oncology (CSBR), adjunct professor at the Georgetown University McDonough School of Business. Director of Coventry Healthcare, HMS Holdings, Pharmerica, Partners in Primary Care, Centrexion, and Audacious Inquiry. Previously held positions as founder and CEO Avalere Health and Operating Partner at Welsh Carson.

CD&R Truth Holdings, L.P. (“CD&R Truth Holdings”) is controlled by CD&R Investment Associates XI, Ltd. (“CD&R Investment Associates”), its general partner. The largest limited partner of CD&R Truth Holdings is Clayton, Dubilier & Rice Fund XI, L.P. (“CD&R Fund XI” and together with CD&R Truth Holdings and CD&R Investment Associates, the “CD&R Entities”). Clayton, Dubilier & Rice, LLC (“CD&R”) serves as the investment manager or portfolio manager of other investment funds, including CD&R Fund XI. Investment and voting decisions of the CD&R Entities are made by an investment committee that consists of more than ten investment professionals of CD&R. The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates XI, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates XI, Ltd.	United States of America

Rima Simson	Ms. Simson is an officer of CD&R Investment Associates XI, Ltd.	United States of America

Jessie Pamas	Ms. Pamas is an officer of CD&R Investment Associates XI, Ltd.	United States of America

Jillian C. Griffiths	Ms. Griffiths is an officer of CD&R Investment Associates XI, Ltd.	United States of America

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY
OTHER REQUIRED DOCUMENTS SHOULD BE SENT BY EACH STOCKHOLDER OF
CASTLIGHT OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK,
TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AND PAYING AGENT AS
FOLLOWS:

The Depositary and Paying Agent for the Offer is:

If delivering by hand, express mail, courier, or other expedited service:	If delivering by mail:
American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

All Holders Call Toll-Free: (800) 937-5449

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: (212) 269-5550
Stockholders may call toll free: (800) 591-8263
castlight@dfking.com